UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934

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Filed by a Party other than the Registrant	[ ]

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[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to §240.14a-12

Timberline Resources Corporation
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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EXPLANATORY NOTE

This amendment is being filed for the sole purposes of changing the date of mailing of the proxy statement to "on or about September 8, 2006", and to reference the reader to the Company's website for viewing copies of the Registrant's periodic reports and other filings made with the Securities and Exchange Commission.



TIMBERLINE RESOURCES CORPORATION
1100 East Lakeshore Drive, Suite 301
Coeur d'Alene, ID 83814

September 8, 2006

Dear Shareholder:

You are cordially invited to attend the annual meeting of shareholders of Timberline Resources Corporation, which will be held at the Coeur d'Alene Inn and Conference Center, 506 West Appleway, Coeur d'Alene, ID 83814 on September 22, 2006, at 3:30 PM Pacific Daylight Time.

Details of the business to be conducted at the annual meeting are given in the attached Notice of Annual Meeting of Shareholders and Proxy Statement.

Whether or not you attend the annual meeting, it is important that your shares be represented and voted at the meeting. Therefore, I urge you to sign, date, and promptly return the enclosed proxy. If you decide to attend the annual meeting and vote in person, you will of course have that opportunity.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in the affairs of Timberline Resources Corporation

Sincerely,

/s/ John Swallow
John Swallow
Chief Executive Officer and Chairman of the Board of Directors

TIMBERLINE RESOURCES CORPORATION
1100 East Lakeshore Drive, Suite 301
Coeur d'Alene, ID 83814

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

September 8, 2006

To the Shareholders of Timberline Resources Corporation:

The annual meeting of shareholders of Timberline Resources Corporation will be held at the Coeur d'Alene Inn and Conference Center, 506 West Appleway, Coeur d'Alene, ID 83814 on September 22, 2006, at 3:30 PM Pacific Daylight Time.

1. To elect five (5) directors to serve until the next annual meeting of the shareholders and until a successor has been elected and qualified;

2. To confirm the appointment of De Coria, Maichel & Teague, P.S. as the Company's independent certified public accountants for the fiscal year ended September 30, 2006;

3. To approve the adoption of the Timberline Resources Corporation Amended 2005 Equity Incentive Plan; and

4. To transact any other business that may properly come before the meeting or any adjournment of the meeting.

Shareholders of record at the close of business on July 13, 2006 are entitled to notice of and to vote at the meeting. The Company's proxy statement accompanies this notice. All shareholders are invited to attend the meeting in person.

By Order of the Board of Directors,

/s/ John Swallow
John Swallow
Chief Executive Officer and Chairman of the Board of Directors

September 8, 2006

IMPORTANT

Whether or not you expect to attend in person, we urge you to sign, date, and return the enclosed Proxy at your earliest convenience. This will ensure the presence of a quorum at the meeting. PROMPTLY SIGNING, DATING, AND RETURNING THE PROXY WILL SAVE TIMBERLINE RESOURCES CORPORATION THE EXPENSE AND EXTRA WORK OF ADDITIONAL SOLICITATION. Sending in your Proxy will not prevent you from voting your stock at the meeting if you desire to do so, as your Proxy is revocable at your option.



1100 E. Lakeshore Drive, Suite 301

Coeur d'Alene, ID 83814

PROXY STATEMENT

For the Annual Meeting of Shareholders
To be held September 22, 2006

NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT IN CONNECTION WITH THE SOLICITATION OF PROXIES MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY TIMBERLINE RESOURCES CORPORATION OR ANY OTHER PERSON.

MATTERS TO BE CONSIDERED

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Timberline Resources Corporation (the "Company") for use at the annual meeting of the shareholders of the Company, or any adjournments thereof. The meeting will be held at the Coeur d'Alene Inn and Conference Center, 506 West Appleway, Coeur d'Alene, ID 83814 on September 22, 2006, at 3:30 PM Pacific Daylight Time, for the following purpose:

1. To elect five (5) directors to serve until the next annual meeting of the shareholders and until a successor has been elected and qualified;

2. To confirm the appointment of De Coria, Maichel & Teague, P.S. as the Company's independent certified public accountants for the fiscal year ended September 30, 2006;

3. To approve the adoption of the Timberline Resources Corporation Amended 2005 Equity Incentive Plan; and

4. To transact any other business that may properly come before the meeting or any adjournment of the meeting.

This proxy statement and the enclosed form of proxy are first being mailed to shareholders on or about September 8, 2006.

RECORD DATE

The Board of Directors of Timberline Resources Corporation has fixed the close of business on July 13, 2006 as the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting.

PROXY SOLICITATION

In addition to the solicitation of proxies by the Board of Directors through use of the mails, proxies may also be solicited by Timberline Resources Corporation and its directors, officers and employees (who will receive no additional compensation therefore) by telephone, telegram, facsimile transmission or other electronic communication, and/or by personal interview. The Company will reimburse banks, brokerage houses, custodians and other fiduciaries that hold shares

of common stock in their name or custody, or in the name of nominees for others, for their out-of-pocket expenses incurred in forwarding copies of the proxy materials to those persons for whom they hold such shares. The Company will bear the costs of the annual meeting and of soliciting proxies therefore, including the cost of printing and mailing this proxy statement and related materials. The Company has spent approximately $7,500 in legal and other expenses in the preparation of this proxy statement and other expenses connected with the solicitation of security holders. It is anticipated that the Company will spend an additional $2,000 in solicitation of security holders before the meeting is held.

Any questions or requests for assistance regarding the Company's proxies and related materials may be directed in writing to the Chief Executive Officer and Chairman of the Board of Directors, John Swallow, Timberline Resources, Inc., 1100 East Lakeshore Drive, Suite 301, Coeur d'Alene, ID 83814.

QUORUM

The presence, in person or by proxy duly authorized, of a majority of all the shares outstanding, represented by shareholders of record, will constitute a quorum of that voting group for action on that matter. Shares of common stock present in person or represented by proxy (including shares which abstain or do not vote with respect to one or more of the matters presented for stockholder approval) will be counted for purposes of determining whether a quorum exists at the annual meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The nominees elected as directors are those receiving the largest numbers of votes cast by the shares entitled to vote in the election, either present in person or represented by proxy at the meeting, up to the number of directors to be elected by such shares. Shareholders entitled to vote at any election of directors are not entitled to cumulative votes. Votes may be cast in favor of the election of directors or withheld. Votes that are withheld will be counted for the purposes of determining the presence or absence of a quorum, but will have no other effect on the election of directors.

Confirmation of De Coria, Maichel & Teague, P.S. as auditors for the Company and approval of the Timberline Resources Corporation Amended 2005 Equity Incentive Plan will require the affirmative vote of the holders of a majority of the votes cast, excluding abstentions, at any meeting at which a quorum is present.

Each share of common stock entitles the holder thereof to one vote per share on each matter presented to the stockholders for approval at the annual meeting. On July 13, 2006, there were an aggregate of 14,366,921shares of common stock outstanding and entitled to vote, and 5,000,000 shares of shares of voting, convertible Preferred Stock designated as Series A Preferred Stock that have the same voting rights as the equivalent number of shares of common stock.

Shares held in "street name" by brokers or nominees who indicate on their proxies that they do not have discretionary authority to vote such shares as to a particular matter will not be voted in favor of such matter and will not be counted as shares voting on such matter. Accordingly, broker non−votes, if any, will be counted for the purposes of determining the presence or absence of a quorum, but will have no effect on the election of directors or the approval of the other matters voted upon at the annual meeting.

OTHER MATTERS

All Proxies will be voted in accordance with the instructions of the stockholder. If no choice is specified, the proxies will be voted FOR the election of all the nominees to serve as our directors and FOR the approval of all of the other proposals set forth in the accompanying Notice of Meeting and on the proxy card. If other matters are properly presented, however, the persons named as proxy appointees will vote in accordance with their best judgment on such matters. The grant of a proxy also will confer discretionary authority on the persons named as proxy appointees to vote in accordance with their best judgment on matters incident to the conduct of the annual meeting.

SHAREHOLDER PROPOSALS

No proposals have been received from any shareholder to be considered at the annual meeting.

The deadline for submittal of shareholder proposals for the next regularly scheduled annual meeting will be not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. A shareholder proposal submitted outside the processes of SEC Regulation Section 240.14a−8 will be considered untimely if received at the principal offices of the Company on or after 45 days prior to the Company's release of its proxy statement to shareholders.

DISSENTERS' RIGHT OF APPRAISAL

There are no rights of appraisal or similar rights of dissenters with respect to any of the scheduled matters to be acted upon at the annual meeting.

REVOCATION OF PROXY

Execution of a proxy by a shareholder will not affect such shareholder's right to attend the annual meeting and to vote in person. Any shareholder who executes a proxy has a right to revoke it at any time before it is voted by: (a) advising the Company in writing of such revocation; (b) executing a later dated proxy which is presented to us at or prior to the annual meeting; or (c) appearing at the annual meeting and voting in person. Attendance at the annual meeting will not itself be deemed to revoke a proxy unless the shareholder gives affirmative notice at the annual meeting that the stockholder intends to revoke the proxy and vote in person.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person has any substantial interest, direct or indirect, in the any matter to be acted upon other than the election of directors.

SHAREHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT, AND SHAREHOLDERS ARE URGED TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

At the annual meeting, shareholders will be asked to consider and to take action on the election of five (5) persons to the Board of Directors (the "Board"). The persons named below are nominees for election as a director and all nominees are currently serving as directors of the Company. If any such nominee cannot be a candidate for election at the annual meeting, then it is management's intention to vote its shares voted either for a substitute nominee designated by the Board or for the election only of the remaining nominees.

Name	Age
John Swallow	39
Stephen Goss	55
Paul Dircksen	57
Eric Klepfer	49
Vance Thornsberry	58

Set forth below is a brief description of the background and business experience of each of the nominees for director.

John Swallow. Mr. Swallow has been Chairman of our Board of Directors since August 2005 and our Chief Executive Officer since January 1, 2006, and assumed the responsibilities of president since May 1, 2006. He has been a licensed real estate appraiser, an independent business consultant and investor. He has been Timberline's Chairman since August

2005. Mr. Swallow has experience in the local mineral exploration industry as well as extensive knowledge of the junior equity markets. This is the securities market for junior mineral exploration companies such as our Company; i.e., non-producing, low capitalized mineral exploration companies. He has garnered this experience as a private investor in this sector and during his tenure as an officer and director of Sterling Mining Company between 1998 to November 2003. From May 1991 until January 2005, Mr. Swallow was a licensed residential real estate appraiser in the State of Idaho. From February 1994 until January 2005, he was the sole owner and operator of Coeur d'Alene Appraisals, a real estate appraisal firm. Mr. Swallow holds a B.S. Degree in Finance from Arizona State University.

Stephen Goss. From January 2004 until his May 1, 2006 resignation, Mr. Goss was the President of the Company. He has been a director of the Company since January 2004 and remains so. In addition, he is currently employed (since November 2000) as a Right of Way Agent and real estate appraiser for the Washington State Department of Transportation. From 1996 to 2000, he was and officer of the private mineral exploration company Palouse Resources, Inc. and its successor company United Minerals, Inc. From 1983 to 1996, Mr. Goss was a Landman in a mineral exploration field office of U.S. Borax and Chemical Corporation and Kennecott Exploration Company. A Right of Way Agent's responsibilities include appraisal, property acquisition, relocation, or property management pursuant to the Federal Uniform Property Acquisition and Relocation Act, which deals with acquisition of property by state and local governments, primarily for highway construction. A Landman is a professional designation for individuals who acquire mineral property for mineral or oil and gas exploration. The American Association of Professional Landmen is the representative group for the profession (www.landman.org). Mr. Goss is also a Certified General Real Estate Appraiser in the State of Washington. He holds a B.S. Degree in Geography from the University of Missouri at Kansas City and M.S. Degree in Geography from the University of Idaho.

Mr. Goss had a consulting agreement with the Company that expired on August 31, 2006. Under the agreement, he provided services to us in connection with the filing of mining claims. It called payments of $2,000 per month. Since its termination, the parties have informally agreed that Mr. Goss will continue to provide those services to us on an as needed basis and will be paid on a per assignment at the rate of $40.00 per hour.

Paul Dircksen. Mr. Dircksen has been a director since January 2005 and our Vice President of Exploration (heading our newly created Mineral Exploration Division) since May 1, 2006. He 35 years of experience in the mining and exploration industry, serving in executive, managerial, and technical roles at several companies. Working in the United States and internationally, he has been involved in the discovery of nine new gold deposits, seven of which are now producing mines. Between 1987 and 2001, Mr. Dircksen was a Senior Vice-President of Exploration for Orvana Minerals Corp. During 2002, he was self employed as an independent mineral geologist. In 2003 he was president of Bravo Venture Group, a junior exploration company. In 2004 he was President of Brett Resources, another junior exploration company. Mr. Dirksen has continued to act as a self employed, independent mineral geologist. He holds a B.S. Degree in Mine Engineering and an M.S. in Geology from the University of Nevada, Reno.

Mr. Dircksen entered into an employment with us, effective May 1, 2006, to become our Vice President of Exploration. See "Item 6. Executive Compensation-Employment Contracts", below. Prior to that date, he had a consulting arrangement with us to provide services related to geologic evaluation and marketing of the Company's mineral properties. Under this arrangement, he received payment of $400 per day or $50 per hour.

Eric Klepfer. Mr. Klepfer has been a director since January 2004. He has over 22 years of experience in the mining and exploration industry, serving in environmental, engineering and management positions at Placer Dome, Newmont Mining, and Coeur d'Alene Mines. From 1995 to 2003, Mr. Klepfer was simultaneously the director of environmental Affairs for Coeur d'Alene Mines Corporation and the Vice President of Operations and Technical Services of its subsidiary Earthworks Technology, Inc. since 2003, he has been the President of Klepfer Mining Services. Since 2004, he has been the Vice-President of Operations of Mines Management, Inc. Mr. Klepfer holds B.S. degrees in Mining Engineering and Engineering Administration from Michigan Technological University. Although not governed by a written agreement, Mr. Klepfer has and will continue to provide consulting services to us on an as needed basis. In connection with this, we issued him 25,000, 10 year stock options exercisable at $.75 per share. See "Certain Relationships and Related Transactions", below.

Vance Thornsberry. Mr. Thornsberry has been a director since January 2004. He is a Registered Professional Geologist with 35 years of experience in the mining and exploration industry. He held senior positions with Inspiration Development Company in the 1970s and 1980s, and has since worked as an independent consulting geologist for over fifteen mining companies worldwide. From 1997 through 2004, Mr. Thornsberry consulted for a variety of exploration companies,

including Golden Queen Mining Company, Beartooth Mining Company, Thunder Mountain LLC, and Romarco Minerals. Since January 2005, Mr. Thornsberry has also been a consulting geologist and Vice-President of Exploration for Northland Gold, Inc. He holds a B.S. in Geology from the University of Missouri at Rolla

It is the intention of the person named in the accompanying proxy to vote proxies for the election of the five (5) nominees. Each nominee has consented to being named in this proxy statement and to serve, if elected. In the event that any of the nominees should for some reason, presently unknown, become unavailable for election, the persons named in the form of proxy as proxy holders intend to vote for substitute nominees.

TERMS OF OFFICE

Our directors are appointed for a one-year term to hold office until the next annual meeting of our shareholders or until their successors are elected and qualified or until removed from office in accordance with our bylaws, as amended.

EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our executive officers are appointed by our board of directors and hold office until removed by the board. The following table sets forth the names of the Company's and its wholly owned subsidiary's (Kettle Drilling, Inc.) executive officers, their ages, and present position.

Name	Age	Position
John Swallow	39	Chief Executive Officer
Paul Dircksen	57	Vice President of Exploration
Thomas Gurkowski	65	Chief Financial Officer, Secretary and Treasurer
Douglas Kettle	56	Advisory Director and President of Kettle Drilling, Inc.
David Deeds	53	Advisory Director and Vice President of Kettle Drilling, Inc.

Set forth below is a brief description of the background and business experience of Messrs. Gurkowski, Kettle and Deeds. Information describing the background and experience of Messrs. Swallow and Dircksen is set forth above.

Thomas Gurkowski. Mr. Gurkowski has been Secretary, Treasurer and a Director of our Company since January 2004. He has over forty years of financial experience, serving in a variety of accounting, management, and executive positions. Since 1981, he has focused on an accounting and income tax practice. Since 1999, this practice has been conducted through Inland Empire Tax Service in Spokane, Washington, a tax return preparation and filing service firm of which he has been president since that time. He holds a B.S. Degree in Finance from the University of Wisconsin and an M.B.A. from Gonzaga University.

Douglas Kettle. Mr. Kettle is the president and a director of Kettle Drilling, Inc., our wholly owned subsidiary that we acquired in March 2006, and an advisor to our Board of Directors (Advisory Director). Prior to our acquisition of Kettle Drilling, Inc. (the "Acquisition"), he was its president, director and owner since 1996. He has acquired a number of professional drilling related licenses including: Water Well Driller and Contractor license (Arizona), Water Well Driller license (Idaho and Washington State) and a trainer's license from the Mine Safety Hazard Administration.

David Deeds. Mr. Deeds is the vice president and a director of Kettle Drilling, Inc., our wholly owned subsidiary, and an advisor to our Board of Directors (Advisory Director). From 2000, until the Acquisition in March 2006, he was Kettle Drilling's Controller. On January 1, 2005, he also became a member of its board of directors and it corporate secretary.

Until 2003, he was also the owner operator of Microledger, Inc. an accounting –bookkeeping services company. He sold this business in 2003. Mr. Deeds has a B. S. Degree in Accounting from the University of Northern Colorado (1976).

We have no other executive officers or significant employees

EXECUTIVE COMPENSATION

ITEM 6. EXECUTIVE COMPENSATION.

We were an inactive corporation until December 2003, when there was a change of control and a new management team took over. Accordingly, information about us prior to this takeover, including executive compensation, is not relevant to our current operations.

For the fiscal years ended September 30, 2004 and 2005, no Executive Officer, consultant or employee received total annual compensation (salary, bonus and/or compensation in the form of equity) in excess of $100,000. Currently, during the fiscal year to end September 30, 2006, no officer, consultant or significant employee is being compensated at a rate in excess of $100,000 per year, except for:

- Paul Dircksen, the vice president of exploration and a director of our Company. Since May 1, 2006, he is being compensated at the rate of $162,000 per year plus medical and dental benefits and a vehicle allowance, and other extra compensation, including a signing bonus and the issuance of incentive stock options. See "Employments Contracts", below.

- Douglas Kettle, the president-director of our wholly owned subsidiary, Kettle Drilling, Inc. Since March 1, 2006, he is being compensated at the rate of $162,000 per year plus medical and dental benefits and a vehicle allowance, and other extra compensation, including a non-accountable expense allowance of $1,500 per month. See "Employments Contracts", below.

- David Deeds, the vice president-director of our wholly owned subsidiary, Kettle Drilling, Inc. Since March 1, 2006, he is being compensated at the rate of $162,000 per year plus medical and dental benefits and a vehicle allowance, and other extra compensation, including a non-accountable expense allowance of $1,500 per month. See "Employments Contracts", below.

For the fiscal years ended September 30, 2005 and 2004, no officer, significant employee or consultant received compensation of any sort in excess of $100,000 per year. Accordingly, the table below only summarizes all compensation awarded to, earned by, or paid to our Chief Executive Officer by any person for all services rendered in all capacities to us for the fiscal years ended September 30, 2005 and 2004. Stephen Goss was our Chief Executive Officer and President during those fiscal years. He resigned as our Chief Executive Officer effective January 1, 2006 (and was replaced in that position by John Swallow, our Chairman of the Board), and resigned as our President effective May 1, 2006 (Mr. Swallow assumed those responsibilities). Mr. Goss remains a Director of and a consultant to the Company. Effective May 1, 2006, Mr. Swallow is being compensated at the rate of $90,000 per year plus medical and dental benefits and other extra compensation. See "Employment Contracts", below.

SUMMARY COMPENSATION TABLE

| | | Annual compensation | | | Long-term compensation | | | |
| | | | | | Awards | | Payouts | |
Name and principal position	Fiscal Year	Salary ($)	Bonus ($)	Other annual compensation ($)	Restricted stock award(s) ($)	Securities under-lying options/ SARs (#)	LTIP payouts ($)	All other compen-sation ($)
Stephen Goss, President, CEO and Chairman of the Board (1)	2004	16,222*	5,000	0	36,000	0	0	0
	2005	21,260*	0	0	0	0	0	0

* Not salary, but compensation as a consulting agreement
(1) Mr. Goss, who resigned as our President effective May 1, 2006, remains a director.

Consulting Agreements

Stephen Goss, a director and formerly also our President and Chief Executive Officer, had a consulting arrangement to provide us services related to the filing of mining claims at the rate of $2,000 per month. That arrangement terminated by mutual agreement on August 31, 2006. It has been informally agreed that Mr. Goss will continue to provide said services on an "as needed basis" and be compensated at the rate of $40.00 per hour.

Paul Dircksen, a director, became our Vice President of Mineral Exploration effective May 1, 2006. Prior to that date, Mr. Dircksen had a consulting arrangement with us wherein he provided services related to geologic evaluation and marketing of the Company's mineral properties. The now terminated consulting arrangement provided for Mr. Dircksen to be compensated at a rate equal to $50 per hour, up to a maximum of $400 per day, and reimbursement of reasonable expenses. Since April 2005 through May 1, 2006, his monthly compensation varied from $0 to $6,000.

In 2004, Vance Thornsberry, a Director, also held a consulting agreement with the Company for geologic work, and received a bonus for the acquisition of the Company's Nevada mineral properties. Mr. Thornsberry remains a Director of the Company but is no longer providing geologic consulting to the Company and thus does not have a current contract. Since 2004, Bill Hoyt, a Director from January 2004 to July 2005, we have had a consulting contract with the Company for website maintenance and public relations work. Mr. Hoyt is being paid $25 per hour under his contract.

Consultants' Compensation

During the year ended September 30, 2004 and 2005, we incurred $79,417 and $78,568, respectively, for consulting services including services provided by four of our directors. During the three months ended December 31, 2005, we incurred $6,000 for consulting services. The following table details to whom and amounts paid for consulting services during the three months ended December 31, 2005 and the years ended September 30, 2004 and 2005:

	December 31, 2005	September 30, 2004	September, 30, 2005
Vance Thornsberry(1)	$ -	$ 42,662.50	$ -
Randy Anderson	-	1,500.00	-
Stephen Goss(2)	6,000.00	24,780.00	23,700.00
Tom Gurkowski(3)	-	3,374.50	6,918.00
Bill Hoyt (4)	-	7,100.00	$ 8,050.00
Paul Dircksen(5)	-	-	39,900.00
Total	$ 6,000.00	$ 79,417.00	$ 78,568.00

    (1) Director
    (2) Officer and Director during the subject periods; Presently a Director.
    (3) Officer
    (4) Formerly a Director during the subject periods
    (5) Director during the subject periods. Presently, an Officer and Director.

Employment Contracts

To date, we have entered into employment contracts with the president and vice president of our wholly owned subsidiary, Kettle Drilling, Inc., Douglas Kettle and David Deeds, respectively, and with Paul Dircksen, our Vice President of Mineral Exploration and John Swallow, our Chief Executive Officer.

The following are summaries of these employment contracts.

Kettle Contract:

As of March 3, 2006, Doug Kettle and Kettle Drilling, Inc., our wholly owned subsidiary, entered into a three year employment agreement. Pursuant to the terms of this agreement, Doug Kettle will function as and perform the customary duties of president and a member of the board of directors of Kettle Drilling, Inc. His compensation includes an annual salary of $162,000, fringe benefits including payment of medical and dental insurance coverage premiums of up to $12,000 per year, automobile benefits (encompassing two vehicles), a $1,500 per month non-accountable expense allowance, performance benefits and incentives. Mr. Kettle will not be required to devote more that 15 to 20 hours per week to the business affairs of Kettle Drilling.

Deeds Contract:

As of March 3, 2006, David Deeds and Kettle Drilling, our wholly owned subsidiary, entered into a three year employment agreement. Pursuant to the terms of this agreement, Doug Kettle will function as and perform the customary duties of vice president and member of the board of directors of Kettle Drilling. His compensation includes an annual salary of $162,000, fringe benefits including payment of medical and dental insurance coverage premiums of up to $12,000 per year, automobile benefits (encompassing two vehicles), a $1,500 per month non-accountable expense allowance, performance benefits and incentives. Mr. Deeds will not be required to devote more that 15 to 20 hours per week to the business affairs of Kettle Drilling.

Dircksen Contract:

As of May 1, 2006, Paul Dircksen, entered into a three year employment agreement. Pursuant to the terms of this agreement, he will function as and perform the customary duties of Vice President of Exploration and a member of the Company's Board of Directors. His compensation includes an annual salary of $162,000, fringe benefits including payment of medical and dental insurance coverage premiums of up to $12,000 per year, automobile benefits (encompassing a Company truck) and performance benefits and incentives. Regarding the performance benefits and incentives, the

agreement called for the issuance of 50,000 shares of our common stock as a signing bonus, and the issuance of 500,000 incentive stock options with an exercise price of $.75 per share. The ability of Mr. Dircksen to exercise 138,000 of these options is conditioned upon the Amended 2005 Equity Incentive Plan presented herein being approved by shareholders. Mr. Dircksen will be permitted to engage in other business activities.

Swallow Contract:

As of May 1, 2006, John Swallow, entered into a three year employment agreement. Pursuant to the terms of this agreement, he will function as and perform the customary duties of Chief Executive Officer and Chairman of the Company's Board of Directors. His compensation includes an annual salary of $90,000 and fringe benefits including payment of medical and dental insurance coverage premiums of up to $12,000 per year. The agreement permits the issuance of a signing bonus of our common stock, performance benefits and incentives. However, none of these have been determined, agreed upon or negotiated at this time. Under the agreement, Mr. Swallow is permitted to engage in other business activities.

Directors' Compensation

Directors receive no monetary compensation acting as Directors of the Company. All Directors have been granted incentive stock options as compensation. (See "Stock Options Granted', below.) Certain Directors have held consulting agreements with the Company, as described above, but these agreements covered work that was in addition to their role as Director of the Company.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1) (2)	750,000	$.34	0
Equity compensation plans not approved by security holders (3)	0	0	500,000
Total	750,000		500,000

(1) In February 2005, our Board adopted the 2005 Equity Incentive Plan. This plan authorizes the granting of up to 750,000 non-qualified 10 year stock options to Officers, Directors, and consultants.

(2) The Company issued 338,000 options under the 2005 Equity Incentive Plan to Paul Dircksen in connection with his employment contract that became effective on May 1, 2006. This issuance utilized all of the options available under this plan. Since the contract called for the issuance of a total of 500,000 options, the Company issued to Mr. Dircksen an additional 162,000 10 year options options that are conditioned upon the Amended 2005 Equity Incentive Plan included in this Proxy statement being approved by the requisite shareholder vote.

(3) In February 2004, our Board adopted the 2004 Non-Qualified Stock Grant and Option Plan in order to provide incentives to Directors, employees and others rendering services to the Company. During the fiscal year ended September 30, 2004, no stock options were granted under this plan.

FAMILY RELATIONSHIPS

There are no family relationships between or among the directors, executive officers, or persons nominated or chosen by us to become directors or executive officers.

LEGAL PROCEEDINGS

We are not a party to any pending legal proceeding. We are not aware of any pending legal proceeding to which any of our officers, directors, or any beneficial holders of 5% or more of our voting securities are adverse to us or have a material interest adverse to us.

To the best of the Company's knowledge, during the past five years, none of the following occurred with respect to a present or former director, executive officer, or employee: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as disclosed below in "Security Ownership of Certain Beneficial Owners and Management", none of our directors or executive officers, nor any proposed nominee for election as a director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to all of our outstanding shares, nor any members of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons has any material interest, direct or indirect, in any transaction since our incorporation or in any presently proposed transaction which, in either case, has or will materially affect us.

From the commencement of our exploration stage in January 2004 (i.e. when a new management team took control of our Company) through September 2005, we issued to our then Officers and Directors, and to other shareholders, a total of 2,595,500 shares of Common Stock for a total of $679,000 in cash. Shares and warrants each numbering 500,000 were issued for a total purchase price of $100,000 on June 7, 2005 to Cougar Valley, LLC, a company controlled by John Swallow, who subsequently became our Chairman in August 2005. The warrants grant the holder the right, but not the obligation, to purchase an additional 500,000 shares at $0.40 per share. The warrants are effective until June 6, 2007. All of these warrants are exercised in February 2006 for a total of $200,000. The proceeds from this warrant exercise were used to partially finance our March 6, 2006 acquisition of Kettle drilling, inc. as our wholly owned subsidiary. In addition, in that same time frame, we have issued 600,000 shares of common stock for to officers, directors and consultants for contributions of property, services or other assets, which we have valued at $0.24 per share, or $144,000.

We have issued 48,000 shares for property acquisitions to D. Miller, H. Adams and Sedi-Met that we have valued at $16,500. D. Miller and H. Adams, unrelated parties to the Company, are geologists who had acquired certain mineral properties as partners. We have three agreements with Miller and Adams for the acquisition of mineral properties in Nevada. Sedi-Met, Inc. is an unrelated party to us, owned by independent geologist Eugene Saucier. We acquired our Olympic Mine project in consideration for the shares issued to Sedi-Met, Inc.

We have issued an additional 50,000 shares to Western Goldfields, Inc. an unrelated party to us, as consideration for a Mineral Lease Agreement, which we have valued at $20,000, based on the current market price of around $0.40 per share for our stock. Through this lease agreement, we acquired from Western Goldfields, Inc. a group of unpatented mining claims that are adjacent to our Snowstorm property. Similarly, we have granted Western Goldfields the right to exercise warrants to purchase our common stock as a condition of the Agreement. A total of 250,000 warrants were issued.

The exercise price of these warrants is $0.65 per share. If all of these warrants were exercised, of which we cannot be assured, we will receive an additional $162,500. The warrants are effective until April 1, 2008. This agreement has expired and, under its terms, the Company is not required to issue any additional shares to Western Goldfields, Inc. other than if the warrants are exercised.

Certificates evidencing the Common Stock issued by Timberline to these persons have all been stamped with a restrictive legend, and are subject to stop transfer orders.

In 2004, the Company was assigned the State of Idaho Mineral Lease for the Spencer property from James Ebisch, who was a Director of the Company at that time. The assignment was on very favorable terms to us, and was considered a contribution by Mr. Ebisch during the start up of the Company, for which he received, on January 15, 2005, 100,000 shares of our common stock valued by us at $0.24 per share. Mr. Ebisch retains no overriding royalty on the Spencer prospect, but will regain control of the property if Timberline elects to terminate its interest in the Spencer prospect. In addition, Mr. Ebisch was reimbursed approximately $3,500 for his out of pocket expenses.

On August 24, 2005, the Company entered into a loan agreement with Swallow Family, LLC, an entity owned by Mr. John Swallow, the Company's then chairman of the board, for the LLC to loan the Company $125,000, repayable at 10% interest on an interest only basis. Monthly payments are $1,041.67, beginning on September 1, 2005. The term of the loan is from September 1, 2005 to September 1, 2008. The loan is convertible to shares of the Company's stock, at a price of $0.25 per share or the market price of the stock when the loan is repaid, whichever is less. The conversion feature was subsequently dropped from this agreement and the Note is thus payable in cash only. These funds were borrowed to finance an exploration drilling program at the Snowstorm Project.

On December 1, 2005, the Company entered into a loan agreement with Swallow Family, LLC, for the LLC to loan the Company $100,000, repayable at 10% interest on an interest only basis. Monthly payments are $833, beginning on September 1, 2005. The term of the loan is from December 1, 2005 to December 1, 2010. These funds were also borrowed to finance an exploration drilling program at the Snowstorm Project.

On March 1, 2006, the Company entered into a loan agreement with John Swallow wherein it borrowed $400,000, repayable at 9% interest on an interest only basis. Monthly payments are $3,000, beginning on April 1, 2006. The term of the loan is from March 1, 2006 to March 1, 2007. These funds were borrowed to partially finance the May 6, 2006 acquisition of Kettle Drilling, Inc. as our wholly owned subsidiary.

In each case, management believes that the terms and conditions of these loans from Mr. Swallow or entities that he controls are under similar terms and conditions that would be available to the Company from an unrelated third party, if such loans were actually available from an unrelated third party.

On March 6, 2006, Timberline Resources Corporation completed the acquisition of all of the outstanding capital stock of Kettle Drilling, Inc. ("Kettle"), a privately held, Idaho corporation owned by Douglas Kettle (75%) and David Deeds (25%) (the "Sellers") for a purchase price of $2,800,000 (comprised of a cash payment of $2,400,000 and two promissory notes in the total principal amount of $400,000 issued to the Sellers, hereinafter referred to as the as the "Seller's Notes") and 5,000,000 shares of convertible preferred stock (with certain registration rights) (the "Acquisition"). The Company, on December 19, 2006, had acquired the option to make this acquisition in consideration of the issuance of 100,000 shares of its common stock to the Sellers which also have registration rights attached to them. In connection with the Acquisition, as of February 23, 2006, the parties entered into a Stock Purchase and Sale Agreement (the "Stock Purchase and Sale Agreement") a copy of which was attached as an exhibit to and the subject of the Company's Current Report on Form 8-K filed on March 1, 2006 (the "March 1, 2006 8-K"). The March 1, 2006 Form 8-K is incorporated by reference hereto and made a part hereof. The Acquisition was completed with the issuance of the convertible preferred stock (the "Preferred Stock") to the Kettle Shareholders on March 6, 2006.

Funds for the $2,400,000 cash payment of the purchase price derive from three sources: 400,000 from the abovementioned March 1, 2006 loan from its Chief Executive Officer, Chairman of the Board and principal shareholder; $200,000 from the above mentioned February 2006 exercise of warrants by Cougar Valley LLC, an entity controlled by Mr. Swallow; and the balance from the proceeds of a "best efforts" Private Placement Offering of shares of common stock and warrants to purchase additional shares of common stock which the Company closed on May 19, 2006. A total of

$3,312,700 was raised in this private offering. Offering proceeds that were not applied to the Acquisition have been earmarked for working capital.

Kettle, formerly a closely-held company, provides drilling services to the mining and mineral exploration industries across North America and worldwide. Kettle recorded over $5 million in revenues for 2005 and has been profitable every year since its inception in 1996. Included in the Acquisition, are all of Kettle's assets and liabilities, including existing contracts and account's receivable and payable.

The aforementioned Seller's Promissory Notes included in the Acquisition purchase price, which were entered into as of March 3, 2006, are summarized as follows:

<u>Kettle Loan</u>

- lender: Douglas Kettle
- principal: $300,000
- annual interest rate: prime plus three percent
- payment: lump sum of interest and principal
- due date: September 1, 2006 (there is no prepayment penalty)

<u>Deeds Loan</u>

- lender: David Deeds
- principal: $100,000
- annual interest rate: prime plus three percent
- payment: lump sum of interest and principal
- due date: September 1, 2006 (there is no prepayment penalty)

The aforementioned 5,000,000 shares of convertible preferred stock issued as part of the Acquisition purchase price were issued as follows: 1,250,000 shares to David Deeds and Margaret Deeds, husband and wife, and 3,750,000 shares to Doug Kettle.

Finally, in connection with the Acquisition, Messrs Kettle and Deeds entered into three year employment agreements with our wholly owned subsidiary, Kettle Drilling, Inc. See "Executive Compensation", above.

On May 1, 2006, in connection with his appointment as our Vice President of Exploration, Paul Dircksen was issued 50,000 shares of our common stock as a "signing bonus". Also, in connection with his appointment, Mr. Dircksen was also issued 500,000 stock 10 year options that are exercisable at $.75 per share. The ability of Mr. Dircksen to be able to exercise 162,000 of these options is conditioned upon the Amended 2005 Equity Incentive Plan contained herein being approved by shareholders. See "Item 6. Executive Compensation-Employment Contracts", above. In August 2006, also conditioned upon the Amended 2005 Equity Incentive Plan contained herein being approved by shareholders, we issued 75,000 and 20,000 10 year options exercisable at $.75 to a, Art Glover, geologist who has provided services to us, and a Director, Eric Klepfer, who has also provided consulting services to us, respectively.

With regard to other options that we have issued, in February 2004, we adopted the 2004 Non-Qualified Stock Grant and Option Plan. However, no options were granted under this plan. However, in February 2005, we adopted the 2005 Stock Incentive Plan. Under this plan we have granted an additional 412,500 options to the following individuals that are exercisable at $0.56 per share. One share of common stock is issuable upon the exercise of one option. These options vest over a period ending February 7, 2006. As of September 30, 2005, 245,000 of these options had vested. The grantees and their relationships to the Company are:

Name and Position	Options Granted
Stephen Goss, President and Director	100,000
Vance Thornsberry, Director	50,000
Paul Dircksen, Director	150,000
Eric Klepfer, Director	10,000
Tom Gurkowski, Secretary-Treasurer	25,000
Bill Hoyt, former Director	25,000
Art Glover, geologic consultant	20,000
Wayne Reich, graphic design consultant	10,000
Sandra Powers, geologic consultant	10,000
Larry Rudnicki, public relations consultant and principal shareholder	12,500

During the year ended September 30, 2004 and 2005, we incurred $79,417 and $78,568, respectively, for consulting services including services provided by four of our directors and/or officers and a former director. The following table details to whom and amounts paid for consulting services during the years ended September 30, 2004 and 2005:

	2004	2005
Vance Thornsberry* --	$ 42,662.50	$ -
Randy Anderson	$ 1,500.00	$ -
Stephen Goss*	$ 24,780.00	$ 23,700.00
Tom Gurkowski**	$ 3,374.50	$ 6,918.00
Bill Hoyt ***	$ 7,100.00	$ 8,050.00
Paul Dircksen*	$ -	$ 39,900.00
Total	$ 79,417.00	$ 78,568.00

*   Director
** Officer
***Former Director

Except as indicated herein, no Officer, Director, promoter, or affiliate of Timberline has or proposes to have any direct or indirect material interest in any asset acquired or proposed to be acquired by Timberline through security holdings, contracts, options, or otherwise. In cases where we have entered into such related party transactions, we have believed that we have negotiated consideration or compensation that would have been reasonable if the party or parties were not affiliated or related.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Commencing on November 29, 2005, Section 16(a) of the Exchange Act requires the Company's directors, executive officers, and persons who beneficially own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors, and greater than ten percent beneficial shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To the best of the Company's knowledge based solely on a review of Forms 3, 4, and 5 (and any amendments thereof) received by the Company as of November 29, 2006 through the date of this Proxy Statement each of the Company's directors, executive officers, and persons who beneficially own more than ten percent of a registered class of the Company's equity securities as made the required filings. Through the date of this Proxy statement, the following person has failed to file, on a timely basis, the identified report required by Section 16(a) of the Exchange Act: Thomas Gurkowski, our Secretary and Treasurer, filed a Form 4 on December 29, 2005 which was one day late as required by the aforementioned Section 16(a).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of July 13, 2006, the beneficial ownership of our securities (common stock, convertible preferred stock, options or warrants) by each executive officer (including executive officers of our wholly owned

subsidiary, Kettle Drilling, Inc.) and director, by each person known by us to beneficially own more than 5% of a class of our common stock as well as convertible preferred stock (on an as-converted into common stock basis) and by the executive officers and directors as a group. As of July 13, 2006, we had 5,000,000 shares of convertible preferred stock that generally have voting rights equal to 5,000,000 shares of common stock. Accordingly, for purposes of the percentages listed in this table, we are including with common stock, the convertible preferred shares outstanding on an as-converted into commons stock basis so that the common stock outstanding as of July 13, 2006 was 19,366,921. Except as otherwise indicated, all shares are owned directly by the shareholder indicated.

In connection with the issuance of the convertible preferred stock, the parties entered into a voting trust agreement which assures the holders of the convertible preferred stock, among other rights, advisory representation on the Company's Board of Directors.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date. Except as described in the footnotes to this table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Except as otherwise indicated, the address of each person named in this table is c/o Timberline Resources Corporation, 1100 East Lakeshore Drive, Suite 301, Coeur d'Alene, ID 83814

Name and Address	Common Shares Beneficially Owned	Common Shares Underlying Options or Warrants Beneficially Owned	Class of Shares Owned	Percentage of Common Stock and Preferred Stock (on as-converted basis)
Stephen Goss(a)(1)	240,500	100,000	Common	1.8%
Tom Gurkowski(b)(2)	10,000	25,000	Common	*
Vance Thornsberry(a)(3)	125,000	50,000	Common	*
Eric Klepfer (a)(4)	50,500	10,000	Common	*
Paul Dircksen (c)(5)	190,000	650,000	Common	4.2%
John Swallow(c)(6)	2,958,849	112,500	Common	15.8%
Douglas Kettle(d)	3,825,000(7)	-	Common (7)	19.8% (7)
David Deeds(d)	1,275,000(8)	-	Common (8)	6.6% (8)
All Directors and Officers (eight) as a group (e)	8,674,849	947,500		47.4%

---

* less than 1%.

** The percentages listed for each shareholder assume the exercise by that shareholder only, of his or its entire option or warrant and thus include the shares underlying said option, or warrant. However, the percentages do not assume the exercise of all options or warrants by all the shareholders holding options or warrants.

(a) Director only

(b) Officer only

(c) Officer and Director

(d) Officer and Director of our wholly owned subsidiary, Kettle Drilling, Inc., and an advisor to our Board of Directors.

(e) The persons described in "(d)" are included in this group.

(1) An option to purchase 100,000 shares was issued to this shareholder on February 7, 2005 with an exercise price of $0.56 per share. The options expire on February 7, 2010.

(2) An option to purchase 25,000 shares was granted to this shareholder on February 7, 2005 with an exercise price of $0.56 per share. The options expire on February 7, 2010.

(3) An option to purchase 50,000 shares was granted to this shareholder on February 7, 2005 with an exercise price of $0.56 per share. The options expire on February 7, 2010.

(4) An option to purchase 10,000 shares was granted to this shareholder on February 7, 2005 with an exercise price of $0.56 per share. The options expire on February 7, 2010.

(5) An option to purchase 150,000 shares was granted to this shareholder on February 7, 2005 (expiring on February 7, 2010) with an exercise price of $0.56 per share, and an option to purchase 500,000 shares at $.75 per share was granted to this shareholder on May 1, 2006 which expire on May 1, 2011. The ability of Mr. Dircksen to be able to exercise 162,000 of these options is conditioned upon the Amended 2005 Equity Incentive Plan contained herein being approved by shareholders.

(6) 2,733,849 of the shares are held in the name of Cougar Valley LLC, an entity controlled by Mr. Swallow, our Chairman of the Board of Directors and CEO, and 225,000 are held in the name of J. Swallow Roth IRA. 112,500 warrants granting the right, but not the obligation, to purchase 112,500 shares were issued to this J. Swallow Roth IRA on March 13, 2006 with an exercise price of $1.00 per share. The warrants expire on January 31, 2008.

(7) Includes 75,000 shares of common stock and 3,750,000 of Redeemable Convertible Preferred Shares which have with voting rights equal to shares of common stock on a one for one basis. These preferred shares are generally convertible into common stock at the rate on one share of common stock for one share of preferred stock subject to certain exceptions and adjustments including anti-dilution provisions.

(8) The shares are held in the name of David L. Deeds and Margaret Deeds, husband and wife. 1,250,000 of the shares are Redeemable Convertible Preferred Shares with voting rights equal to shares of common stock on a one for one basis, and the remaining 25,000 shares are common stock. The preferred shares are generally convertible into common stock at the rate on one share of common stock for one share of preferred stock subject to certain exceptions and adjustments including anti-dilution provisions.

COMMITTEES OF THE BOARD

Timberline Resources Corporation does not currently have a compensation committee, executive committee, or stock plan committee. Timberline Resources Corporation's common stock is currently dually quoted on the OTC Bulletin Board ("OTCBB"), and the "Pink Sheets", under the symbol "TBLC." The OTCBB and the Pink Sheets do not have any listing requirements mandating the establishment of any particular committees.

AUDIT COMMITTEE

We do not have a separately-designated standing audit committee. The entire Board of Directors performs the functions of an audit committee, but no written charter governs the actions of Board when performing the functions of that would generally be performed by an audit committee. The Board approves the selection of our independent accountants and meets and interacts with the independent accountants to discuss issues related to financial reporting. In addition, the Board reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our annual operating results, considers the adequacy of our internal accounting procedures and considers other auditing and accounting matters including fees to be paid to the independent auditor and the performance of the independent auditor.

For the fiscal year ending September 30, 2005, the Board:

1.   Reviewed and discussed the audited financial statements with management, and

2.   Reviewed and discussed the written disclosures and the letter from our independent auditors on the matters relating to the auditor's independence.

Based upon the Board's review and discussion of the matters above, the Board authorized inclusion of the audited financial statements for the year ended September 30, 2005 to be included in the Annual Report on Form 10-KSB and filed with the Securities and Exchange Commission.

NOMINATION COMMITTEE

The Company's Board of Directors does not maintain a nominating committee. As a result, no written charter governs the director nomination process. The size of the Company and the size of the Board, at this time, do not require a separate nominating committee.

The Company's independent directors annually review all director performance over the past year and make recommendations to the Board for future nominations. When evaluating director nominees, the Company's independent directors consider the following factors:

- The appropriate size of the Company's Board of Directors;

- The needs of the Company with respect to the particular talents and experience of its directors;

- The knowledge, skills and experience of nominees, including experience in finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board;

- Experience in political affairs;

- Experience with accounting rules and practices; and

- The desire to balance the benefit of continuity with the periodic injection of the fresh perspective provided by new Board members.

The Company's goal is to assemble a Board that brings together a variety of perspectives and skills derived from high quality business and professional experience. In doing so, the Board will also consider candidates with appropriate non-business backgrounds.

Other than the foregoing, there are no stated minimum criteria for director nominees, although the Board may also consider such other factors as it may deem are in the best interests of the Company and its stockholders. In addition, the Board identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company's business and who are willing to continue in service are considered for re-nomination. If any member of the Board does not wish to continue in service or if the Board decides not to re-nominate a member for re-election, the Board then identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the Board are polled for suggestions as to individuals meeting the criteria described above. The Board may also engage in research to identify qualified individuals. To date, the Company has not engaged third parties to identify or evaluate or assist in identifying potential nominees, although the Company reserves the right in the future to retain a third party search firm, if necessary. The Board does not typically consider shareholder nominees because it believes that its current nomination process is sufficient to identify directors who serve the Company's best interests.

MEETINGS OF THE BOARD OF DIRECTORS

During the fiscal year ended September 30, 2005, the Board met four times, in person or by telephonic conference. Each incumbent Director attended at least three of the four meetings of the Board. In addition, during that period, the Board acted by consent on an additional seven occasions which in each case was signed by each of the members of the Board then serving, except that Director Paul Dircksen signed six of the of the seven.

Similarly, for the nine months ended June 30, 2006, the Board met two times, in person or by telephonic conference. Each incumbent Director attended both of those meetings. In addition, during that period, three separate matters were approved by consent resolution which in each case was signed by each of the members of the Board then serving, except that Director Eric Klepfer signed one of the three.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE NOMINEES. PROXIES SOLICITED BY TIMBERLINE RESOURCES CORPORATION WILL BE SO VOTED UNLESS SHAREHOLDERS SPECIFY IN THEIR PROXIES A CONTRARY CHOICE.

PROPOSAL NO. 2

SELECTION OF AUDITORS

The Board of Directors selected De Coria, Maichel & Teague, P.S. as the Company's independent auditors to examine the Company's financial statements for the fiscal year ended September 30, 2006. The Board is asking the shareholders to confirm this appointment. Specifically, we are recommending that you confirm the appointment of De Coria, Maichel & Teague, P.S. to replace Williams & Webster, P.S., our previous auditors. Williams & Webster, P.S. served as our independent auditors in connection with the review of the financial statements included in our quarterly reports on Form 10-QSB for the three quarters ended December 31, 2005, March 31, 2006 and June 30, 2006, and the audit of our annual financial statements for the fiscal year ended September 30, 2005. Based upon our discussions and negotiations with De Coria, Maichel & Teague, P.S, we believe that we will save money in audit and accounting related costs and fees with their appointment, and also be retaining independent auditors who are familiar with the operations our wholly owned subsidiary, Kettle Drilling, Inc. Prior to our acquisition of Kettle Drilling, Inc. in March 2006, De Coria, Maichel & Teague, P.S., served that company's outside accounting firm.

Representatives of De Coria, Maichel & Teague, P.S. are not expected to be present at the annual meeting of the shareholders.

AUDIT FEES

The aggregate fees billed by our previous auditors (Williams & Webster, P.S.) for professional services rendered in connection with a review of the financial statements included in our quarterly reports on Form 10-QSB for the three quarters ended December 31, 2005, March 31, 2006 and June 30, 2006, and the audit of our annual financial statements for the fiscal year ended September 30, 2005 were approximately $11,500 and $22,723, respectively. As discussed above, we believe that by appointing De Coria, Maichel & Teague, P.S, we will save money in audit and accounting related fees and costs.

AUDIT-RELATED FEES

Our previous auditors did not bill any additional fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.

TAX FEES

The aggregate fees billed by our previous auditors for professional services for tax compliance, tax advice, and tax planning were $1,999 for the fiscal year ended September 30, 2005.

ALL OTHER FEES

The aggregate fees billed by our previous auditors for all other non-audit services, such as attending meetings and other miscellaneous financial consulting, for the fiscal year ended September 30, 2005 were $480.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF CONFIRMING DE CORIA, MAICHEL & TEAGUE, P.S. AS THE COMPANY'S INDEPENDENT AUDITORS. PROXIES SOLICITED BY TIMBERLINE RESOURCES CORPORATION WILL BE SO VOTED UNLESS SHAREHOLDERS SPECIFY IN THEIR PROXIES A CONTRARY CHOICE.

PROPOSAL NO. 3

APPROVAL OF THE AMENDED 2005 EQUITY INCENTIVE PLAN

At the annual meeting, shareholders will be asked to approve the Amended Timberline Resources Corporation 2005 Equity Incentive Plan. On February 7, 2005, our Board of Directors adopted the Timberline Resources Corporation 2005 Incentive Plan which was approved at our annual meeting of shareholders on September 23, 2005. On August 31, 2006, our Board of Directors approved an amendment to the Timberline Resources Corporation 2005 Equity Incentive Plan (the "Amended 2005 Plan") for the purposes of increasing the total number of shares of common stock that may be issued pursuant to Awards granted under the original 2005 Plan from seven-hundred and fifty thousand (750,000) shares to two million (2,750,000) shares and allowing "Ten Percent Shareholders" (as defined in the Amended 2005 Plan) to participate in the plan on the same basis of any other participant.

The following description of certain features of the Amended 2005 Plan is intended to be a *summary only*. The summary is qualified in its entirety by the full text of the Amended 2005 Plan that is attached hereto as Exhibit A. Capitalized terms used herein are defined in Paragraph 2 of the Amended 2005 Plan.

PURPOSE OF THE PLAN

The purpose of the Amended 2005 Plan is to advance the interests of our Company by allowing us to attract, retain, reward and motivate Eligible Individuals by providing them with an opportunity to acquire or increase a proprietary interest in our Company and incentives to expend maximum effort for the growth and success of our Company so as to strengthen the mutuality of the interests between the Eligible Individuals and the shareholders of Timberline Resources Corporation

ELIGIBILITY

Awards may be granted under the Amended 2005 Plan to any Eligible Individual as determined by the Board of Directors or the Committee that may be appointed by the Board of Directors, from time to time on the basis of their importance to the business of the Company pursuant to the terms of the Amended 2005 Plan.

ADMINISTRATION

The Amended 2005 Plan shall be administered by Board of Directors or the Committee that may be appointed by the Board of Directors, which shall have the full power and authority to take all actions, and to make all determinations not inconsistent with the specific terms and provisions of the Amended 2005 Plan deemed by the Board or, if so appointed, Committee to be necessary or appropriate to the administration of the Amended 2005 Plan, any Award granted or any Award Agreement entered into thereunder. The Board, or, if so appointed, the Committee, may correct any defect or supply any omission or reconcile any inconsistency in the Amended 2005 Plan or in any Award Agreement in the manner and to the extent it shall deem expedient to carry the Amended 2005 Plan into effect as it may determine in its sole discretion. The decisions by the Board, or, if so appointed, the Committee, shall be final, conclusive and binding with respect to the interpretation and administration of the Amended 2005 Plan, any Award or any Award Agreement entered into under the Amended 2005 Plan.

LIABILITY AND INDEMNIFICATION

No covered individual shall be liable for any action or determination made in good faith with respect to the Amended 2005 Plan, any Award granted or any Award Agreement entered into hereunder. Our Company shall, to the maximum extent permitted by applicable law and the Certificate of Incorporation and By-Laws of Timberline Resources Corporation, as amended, indemnify and hold harmless each Covered Individual against any cost or expense (including reasonable attorney fees reasonably acceptable to the Company) or liability (including any amount paid in settlement of a claim with the approval of the Company), and amounts advanced to such Covered Individual necessary to pay the foregoing at the earliest time and to the fullest extent permitted, arising out of any act or omission to act in connection with the Amended 2005 Plan, any Award granted or any Award Agreement entered into hereunder. Such indemnification shall be in addition to any rights of indemnification such individuals may have under applicable law or under the Certificate of Incorporation or By-Laws of Timberline Resources Corporation, as amended. Notwithstanding anything else herein, this indemnification will not apply to the actions or determinations made by a Covered Individual with regard to Awards granted to such covered individual under the Amended 2005 Plan or arising out of such Covered Individual's own fraud or bad faith.

COMMON STOCK AVAILABLE FOR AWARDS

The common stock that may be issued pursuant to Awards granted under the Amended 2005 Plan shall be treasury shares or authorized but unissued shares of the common stock. The total number of shares of common stock that may be issued pursuant to Awards granted under the Amended 2005 Plan shall be 2,750,000 shares thus increasing the number of shares authorized by 2,000,000 shares, subject to adjustment as provided in the Amended 2005 Plan. *Under the previous plan*, the total number of shares that could have been issued was 750,000 all of which have been issued.

OPTIONS, TERM AND EXERCISE PRICE

Unless otherwise determined by Board of Directors or a Compensation Committee to be appointed by the Board of Directors, the exercise price of the common stock subject to an option is the fair market value of the stock on the date the option is granted. *Under the previous plan*, Incentive Stock Options ("ISO"s) granted to a person who owns more than 10% of our voting power ("Ten Percent Shareholder") are required to have an exercise price of not less than 110% of the fair market value of the common stock on the grant date. Under the Amended 2005 Plan, there is no such restriction applicable to such Ten Percent Shareholders and they can participate on an equal basis as other participants.

The Board of Directors or the Compensation Committee to be appointed by the Board of Directors determines the option exercise period for each option, not to exceed ten years from the grant date.

CHANGE IN CONTROL

Unless otherwise provided in an Award Agreement, upon the occurrence of a Change in Control of Timberline Resources Corporation, the by Board of Directors or the Committee that may be appointed by the Board of Directors may in its sole and absolute discretion, provide on a case by case basis that (i) some or all outstanding Awards may become immediately exercisable or vested, without regard to any limitation imposed pursuant to this Amended 2005 Plan, (ii) that Awards shall terminate, provided however, that Participants shall have the right, immediately prior to the occurrence of such Change in Control and during such reasonable period as the Committee in its sole discretion shall determine and designate, to exercise any vested Award in whole or in part, and/or (iii) that Awards shall terminate provided that Participants shall be entitled to a cash payment equal to the excess of the aggregate Change in Control Price with respect to shares subject to the vested portion of the Award over the aggregate Exercise Price of the shares subject to the vested portion of the Award. In the event that the Committee does not terminate an Award upon a Change in Control of Timberline Resources Corporation, then each outstanding Award shall upon exercise thereafter entitle the holder thereof to such number of shares of common stock or other securities or property to which a holder of shares of common stock would have been entitled to upon such Change in Control.

TRANSFERABILITY OF AWARDS

<u>Incentive Stock Options</u>. An ISO shall not be transferable except by will or by laws of descent and distribution and shall be exercisable during the lifetime of the Option Holder only by the Option Holder.

<u>Non-qualified Stock Options</u>. Unless otherwise provided in the applicable Option Agreement, a Non-qualified Stock Option shall not be transferable except by will or by laws of descent and distribution and shall be exercisable during the lifetime of the Option Holder only by the Option Holder.

<u>Stock Appreciation Rights ("SAR")</u>. Unless otherwise provided in the applicable SAR award, a SAR shall not be transferable during the life time of the Participant.

<u>Unvested Rights</u>. No Participant shall be entitled to sell, pledge or otherwise transfer, with or without consideration, any SARs, any unvested Option Shares, or any unvested Bonus Shares.

AMENDMENT AND TERMINATION OF PLAN

The Board of Directors may, at any time and from time to time, amend, suspend or terminate the Amended 2005 Plan as to any shares of Common Stock as to which Awards have not been granted; *provided, however,* that the approval by a majority of the votes present and entitled to vote at a duly held meeting of the stockholders of Timberline Resources Corporation at which a quorum representing a majority of all outstanding voting stock is, either in person or by proxy, present and voting on the amendment, or by written consent in accordance with applicable state law and the Certificate of Incorporation and By-Laws of Timberline Resources Corporation, as amended

The Board of Directors, or the Committee that may be appointed by the Board of Directors to administer the Amended 2005 Plan, may suspend or terminate the plan at any time. Unless sooner terminated, this plan shall terminate on the fifth (5th) anniversary of its plan adoption date. No stock award may be granted under the plan while it is suspended or after it is terminated.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE AMENDED 2005 PLAN. PROXIES SOLICITED BY TIMBERLINE RESOURCES CORPORATION WILL BE SO VOTED UNLESS SHAREHOLDERS SPECIFY IN THEIR PROXIES A CONTRARY CHOICE.

FINANCIAL AND OTHER INFORMATION

The Company has prepared and filed the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 and the Quarterly Report on Form 10QSB for the nine months ended on June 30, 2006. To see copies of these periodic reports and copies all of our filings made with the Securities and Exchange Commission, please go to our website, http://www.timberline-resources.com/, and click on "Investors" and then click on "SEC Filings"

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "SEC"). You can read and copy any materials that the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549. You can obtain information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains information the Company files electronically with the SEC, which you can access over the Internet at http://www.sec.gov. Copies of these materials may also be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C., 20549 at prescribed rates.

FORWARD-LOOKING STATEMENTS

This proxy statement includes statements that are not historical facts. These statements are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 and are based, among other things, on the Company's current plans and expectations. As such, these forward-looking statements involve uncertainty and risk.

The Company does not undertake any obligation to update the forward-looking statements contained in this proxy statement to reflect actual results, changes in assumptions, or changes in other factors affecting these forward-looking statements.

By Order of the Board of Directors,
/s/ John Swallow
John Swallow
Chief Executive Officer and Chairman of the Board of Directors

TIMBERLINE RESOURCES CORPORATION

Annual Meeting of Shareholders
September 22, 2006

PROXY

This Proxy is solicited on behalf of the Board of Directors for use at the
Annual Meeting on September 22, 2006

The undersigned appoints <u>Tom Gurkowski</u>, Secretary-Treasurer of Timberline Resources Corporation with full power of substitution, the attorney and proxy of the undersigned, to attend the annual meeting of shareholders of Timberline Resources Corporation, to be held September 22, 2006 beginning at 11:00 am, Pacific Daylight Time, at the Coeur d'Alene Inn and Conference Center, 506 West Appleway, Coeur d'Alene, ID 83814 on September 22, 2006, at 3:30 PM Pacific Daylight Time, and at any adjournment thereof, and to vote the stock the undersigned would be entitled to vote if personally present, on all matters set forth in the proxy statement sent to shareholders, a copy of which has been received by the undersigned, as follows:

Please mark your votes as indicated [X] Total Number of Shares Held: _____

This proxy when properly signed will be voted in the manner directed herein by the undersigned shareholder. **IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE PROPOSALS**.

 1. *Election of Directors*

Nominees – John Swallow, Stephen Goss, Paul Dircksen, Eric Klepfer and Vance Thornsberry.

FOR Election of ALL Nominees	NOT FOR Election of ALL Nominees	ABSTAIN
[ ]	[ ]	[ ]

Except vote withheld from the following nominee listed above. (INSTRUCTION: To withhold authority to vote for a nominee, strike a line through the nominee's name in the list below.)

John Swallow	Paul Dircksen	Vance Thornsberry
Stephen Goss	Eric Klepfer	

 2. *Confirm Appointment of De Coria, Maichel & Teague, P.S. as auditors for the Company*

FOR Appointment	NOT FOR Appointment	ABSTAIN
[ ]	[ ]	[ ]

 3. *Approval of the Amended 2005 Equity Incentive Plan*

FOR the Amended 2005 Equity Incentive Plan	AGAINST the Amended 2005 Equity Incentive Plan	ABSTAIN
[ ]	[ ]	[ ]

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

IMPORTANT - PLEASE SIGN AND RETURN PROMPTLY. When joint tenants hold shares, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by an authorized person. Please sign exactly as your name appears on your stock certificate(s).

_____   _____   _____
Print Name Signature Date

_____   _____   _____
Print Name Signature Date

EXHIBIT A

TIMBERLINE RESOURCES CORPORATION
AMENDED 2005 EQUITY INCENTIVE PLAN
EXHIBIT "A" TO PROXY STATEMENT

SUMITTED IN CONNECTION WITH THE SEPTEMBER 22, 2006 ANNUAL SHAREHOLDERS MEETING OF

TIMBERLINE RESOURCES CORPORATION

AMENDED 2005 EQUITY INCENTIVE PLAN

Adopted by the Board of Directors on August 31, 2006
Approved by Shareholders on ___________________
Termination Date: August 31, 2011

Purposes.

- **Available Stock Awards.** The purpose of this Plan is to provide a means by which Eligible Recipients may be given an opportunity to benefit from increases in value of the Common Stock through the granting of the following Stock Awards: (i) Incentive Stock Options, (ii) Non-qualified Stock Options, (iii) Stock Bonuses, and (iv) Stock Appreciation Rights.

- **General Purpose.** The Company, by means of this Plan, seeks to retain the services of Eligible Recipients, to secure and retain the services of new members of this group, and to provide incentives for Participants to exert maximum efforts for the success of the Company and its Affiliates.

Definitions.

- "***Affiliate***" of the Company means any parent corporation or subsidiary corporation of the Company, whether now or hereafter existing, as those terms are defined in §§424(e) and (f), respectively, of the Code.

- "***Board***" means the board of directors of the Company, as such board may be duly constituted from time to time.

(a) ***"Bonus Shares"*** means the shares of Common Stock issued or issuable pursuant to an award of a Stock Bonus.

(b) ***"Business of the Company"*** as of any designated date means (i) mineral exploration and development, and (ii) any other business conducted or publicly announced by the Company or any of its Affiliates, if any, as of such date.

(c) Termination for **"Cause"** means termination of a Participant's employment or other association with the Company principally due to and within thirty (30) days following actual knowledge of the Board of any of the following:

 (i) indictment, conviction or a plea of *nolo contendre* of the Participant of any crime involving moral turpitude, or any felony;

 (ii) any willful misconduct, gross negligence, or gross neglect of the Participant's duties to the Company;

 (iii) any illegal use by the Participant of any controlled substances, or any severe alcoholic intoxication on Company premises;

 (iv) any discrimination by the Participant against or harassment of the Company's employees, customers, vendors or guests, which behavior is illegal or civilly actionable under federal or state law;

 (v) falsification of any report or document (regardless of medium) by the Participant, related to the business of the Company;

 (vi) failure to use best efforts to comply with any reasonable legal directive of the Board or of the Company's Chief Executive Officer, which failure continues after warning;

 (vii) any repeated material violation of any generally applicable written Company policy; or

 (viii) any breach by the Participant of any Employment Agreement or Confidentiality Agreement to which the Participant may be subject, which breach is not cured to the Company's reasonable satisfaction within ten (10) days following written notice thereof by Company to the Participant.

Occasional, unrelated, unrepeated, ordinary mistakes shall not constitute grounds for termination of a Participant for Cause, for purposes of this Plan.

(d) **"Change of Control"** means (i) a sale, lease or other disposition of all or substantially all of the assets of the Company, (ii) a consolidation or merger of the Company with or into any other corporation or other entity, or a merger of another corporation or other entity into the Company, or any other corporate reorganization, in connection with any of which the shareholders of the Company immediately prior to such consolidation, merger or reorganization, own less than fifty percent (50%) of the outstanding voting power of the surviving entity (or its parent) following the consolidation, merger or reorganization, or (iii) any transaction (or series of related transactions involving a person or entity, or a group of affiliated persons or entities) in which in excess of fifty percent (50%) of the Company's outstanding voting power is transferred.

 o **"Code"** means the Internal Revenue Code of 1986, as amended.

 o **"Committee"** shall have the meaning set forth in §3(a), below.

 o **"Common Stock"** means the voting Common Stock of the Company.

o   "***Company***" means Timberline Resources Corporation, an Idaho corporation.

o   "***Consultant***" means any person (i) engaged full-time or part-time by the Company or an Affiliate of the Company to render consulting or advisory services and who is compensated for such services, or (ii) who is a member of the board of directors of an Affiliate of the Company.

o   "***Continuous Service***" of a Participant means that the Participant's service with the Company or an Affiliate of the Company, whether as an Employee, Director or Consultant, is not interrupted. A Participant's Continuous Service shall not be deemed to have been interrupted merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate of the Company as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service (for example, a change in status from an Employee of the Company to a Consultant of an Affiliate of the Company or a Director of the Company will not constitute an interruption of Continuous Service). Authorized vacations and other authorized leaves of absence (such as sick leave, military leave, maternity leave, and jury duty) shall not result in interruption of Continuous Service. The Board shall determine in its sole discretion whether Continuous Service shall be considered interrupted in the case of any unauthorized leave of absence of a Participant.

o   "***Director***" means a member of the Board, as the Board may be duly constituted from time to time.

o   "***Disability***" means the permanent and total disability of a person within the meaning of §22(e)(3) of the Code.

o   "***Eligible Recipients***" means the Employees, Directors and Consultants of the Company.

o   "***Employee***" means any person employed by the Company or an Affiliate of the Company. Mere service as a Director or payment of a director's fee by the Company or an Affiliate of the Company shall not be sufficient to constitute "employment" by the Company or an Affiliate of the Company.

o   "***Exchange Act***" means the Securities Exchange Act of 1934, as amended.

o   "***Fair Market Value***" or "***FMV***" of a share of Common Stock means:

(i)   in connection with any effective registration under the Securities Act and public sale of Common Stock by the Company, the gross offering price per share to the public; or

(ii)   otherwise, if there exists a public market for the Common Stock, the average of the closing bid and asked prices of the Common Stock quoted in the Over-The-Counter Market Summary or the last reported sale price of the Common Stock or the closing price quoted on any exchange on which the Common Stock is listed, as published in the Western Edition of The Wall Street Journal, for the five (5) trading days immediately preceding the date of determination of FMV; or

(iii) otherwise, the fair market value thereof as determined in good faith by the Board.

o "***Incentive Stock Option***" means an Option intended to qualify as an incentive stock option within the meaning of §422 of the Code and the regulations promulgated thereunder.

o "***Non-qualified Stock Option***" means an Option not intended to qualify as an Incentive Stock Option.

o "***Officer***" means a person who is an officer of the Company within the meaning of §16 of the Exchange Act and the rules and regulations promulgated thereunder.

o "***Option***" means an Incentive Stock Option or a Non-qualified Stock Option granted pursuant to this Plan.

o "***Option Agreement***" means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an individual Option grant. Each Option Agreement shall be subject to the terms and conditions of this Plan.

o "***Optionholder***" means a person to whom an Option is granted pursuant to this Plan or, if applicable, such other person who holds an outstanding Option.

(e) "***Option Shares***" means the shares of Common Stock underlying and subject to acquisition as a result of exercise of an Option.

o "***Outside Director***" means a Director of the Company who is both (i) an "outside director" for purposes of §162(m) of the Code, and (ii) a "non-employee director" for purposes of Rule 16b-3.

o "***Participant***" means a person to whom a Stock Award is granted pursuant to this Plan or, if applicable, any other person who holds an outstanding Stock Award.

o "***Plan***" means this Timberline Resources Corporation 2004 Equity Incentive Plan.

(f) "***Public Registration***" means the earlier to occur of (i) the effectiveness of a registration statement filed by the Company with the U.S. Securities and Exchange Commission under the Securities Act with respect to the Common Stock, or (ii) registration of the Company under the Exchange Act.

o "***Rule 16b-3***" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

o "***SAR***" means a Stock Appreciation Right, i.e. the contractual right to receive a cash bonus on or before a designated date in an amount equal to the increase (if any) between the FMV as of the date of issuance of the SAR (or other designated base date) and the FMV as of the date of exercise or expiration of the SAR (or other designated end date).

o "***Securities Act***" means the Securities Act of 1933, as amended.

o   "***Stock Award***" means any right granted under this Plan, including an Option, a Stock Bonus and/or a SAR.

o   "***Stock Award Agreement***" means a written agreement between the Company and a holder of a Stock Award evidencing the terms and conditions of an individual Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of this Plan.

(g)   **"*Stock Bonus*"** means an outright grant of Common Stock to a Participant, for which a Participant pays no consideration or less than Fair Market Value.

o   "***Ten Percent Shareholder***" means a person who owns (or is deemed to own pursuant to §424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company.

Administration.

(a)   **General.** The Board may delegate administration of this Plan to a committee of one or more Directors (a ***"Committee"***). If the Board delegates administration of this Plan to a Committee, the Committee shall have, in connection with the administration of this Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of this Plan, as may be adopted from time to time by the Board. Following a Public Registration, the Committee shall consist exclusively of one or more Outside Directors. The Board may abolish the Committee at any time and revest in the Board the administration of this Plan. If no Committee is appointed by the Board or if the Committee has been abolished without replacement, the entire Board shall constitute the Committee for purposes of this Plan.

(b)   **Administration by Committee.** The Committee shall administer this Plan. The Committee shall have the power, subject to, and within the limitations of, the express provisions of this Plan:

(i)   *Determination of Grants.* To determine from time to time which Eligible Recipients shall be granted Stock Awards; when and how each Stock Award shall be granted; what type or combination of types of Stock Award shall be granted; the provisions of each Stock Award (which need not be identical); and the number of shares with respect to which a Stock Award shall be granted to each Participant.

(ii)   *Interpretation.* To construe and interpret this Plan and Stock Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Committee, in the exercise of this power, may correct any defect, omission or inconsistency in this Plan or in any Stock Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make this Plan fully effective.

(iii)   *Amendments.* To amend this Plan as provided in §15, below.

(iv)   *General.* Generally, to exercise such powers and to perform such acts as the Committee deems necessary or expedient to promote the best interests of the Company which are not in conflict with the provisions of this Plan.

Shares Subject to this Plan.

o   **Share Reserve.** Subject to the provisions of §6(l) below, the Common Stock that may be issued pursuant to Stock Awards (not including SARs) shall not exceed in the aggregate Two million seven-hundred fifty thousand (2,750,000) shares of Common Stock (the ***"Share Reserve"***). There is no limit upon the number of SARs that may be awarded to Participants.

o   **Reversion of Shares to the Share Reserve.** If any Option shall for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, the Option Shares not acquired under such Option shall revert to the Share Reserve and again become available for issuance under this Plan. If any Option Shares or Bonus Shares are forfeited prior to vesting, such Option Shares or Bonus Shares shall revert to the Share Reserve and again become available for issuance under this Plan.

o   **Source of Shares.** The Common Stock subject to this Plan may be unissued shares or reacquired shares in treasury.

Eligibility.

o   **Eligibility for Specific Stock Awards.** Incentive Stock Options may be granted only to Employees. Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants.

o   **Ten Percent Shareholders.** Ten Percent Shareholder shall be eligible for the grant of an Incentive Stock Option on an equal basis with any other permitted participant.

o   **Section 162(m) Limitation.** Following a Public Registration, and subject to the provisions of §6(m) below, no Employee shall be granted Stock Awards covering more than one hundred fifty thousand (150,000) shares of Common Stock during any calendar year if and to the extent that such grant(s) would cause such Employee to receive excessive (and therefore non-deductible) remuneration under §162(m) of the Code and the rules and regulations promulgated thereunder.

Option Provisions.

(h)   General.   Each Option shall be evidenced and governed by an Option Agreement, in such form and containing such terms and conditions as the Committee shall deem appropriate. Each Option may be exercised, to the extent vested, in whole or in part, at any time and from time to time. All Options shall be separately designated Incentive Stock Options or Non-qualified Stock Options at the time of grant, and a separate certificate or certificates will be issued for Option Shares purchased on exercise of each type of Option. The provisions of separate Options need not be identical, but each Option Agreement shall incorporate by reference the provisions of this Plan.

o   **Term.** *Unless otherwise provided in an individual Option Agreement*, no Option shall be exercisable after the expiration of ten (10) years from the date it is granted.

o **Exercise Price.**

(i)   *Incentive Stock Options*. Subject to the provisions of §5(b) above, the exercise price of each Incentive Stock Option shall equal one hundred percent (100%) of the Fair Market Value of the stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, an Incentive Stock Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of §424(a) of the Code.

(ii)   *Non-Qualified Stock Options. Unless otherwise provided in an Option Agreement*, the exercise price of each Non-qualified Stock Option shall equal one hundred percent (100%) of the Fair Market Value of the stock subject to the Option on the date the Option is granted.

o **Incentive Stock Option Limitations.**

(i)   *Shareholder Approval*. This Plan, and the ISOs issued pursuant to this Plan have not, as of the date of adoption, been approved by the shareholders of the Company as provided in Section 422(a) of the Code. No ISO may be issued pursuant to this Plan absent such shareholder approval, which must occur, if at all, within 12 months after the date of adoption of this Plan.

(ii)   *$100,000 Limitation*. To the extent that the aggregate Fair Market Value (determined at the time of grant) of stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and its Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Non-qualified Stock Options.

o **Consideration.** The purchase price of Common Stock acquired pursuant to an Option shall be paid at the time the Option is exercised either (1) in cash, or (2) *if (and only if) explicitly permitted in the applicable Option Agreement*, to the extent allowed by applicable statutes and regulations:

(i)   *Pyramiding*. By delivery to the Company of already owned shares of Common Stock that either have been held for the period required to avoid a charge to the Company's reported earnings (generally six (6) months) or were not acquired, directly or indirectly, from the Company, and that are owned free and clear of any liens, claims, encumbrances, or security interests; *provided, however*, that no Option may be so exercised to the extent it would constitute a violation of the provisions of any law, regulation, or agreement restricting the redemption of the Company's stock. Shares of Common Stock so delivered in payment of the exercise price of an Option shall be valued at the FMV thereof as of the date of exercise of the Option.

(ii)   *Net Issue ("Cashless") Exercise.* If at any time when an Option is otherwise exercisable the FMV of one share of Common Stock is greater than the exercise price for the Option, the Optionholder may notify the Company of his or her election to exercise the Option

in whole or in part by Net Issue Exercise by delivering a such notification together with surrender of the Option Agreement as provided herein, and the Optionholder shall receive from the Company a number of shares of Common Stock equal to:

$$\frac{A \ x \ (FMV - Exercise \ Price)}{FMV}$$

where A equals the number of Option Shares as to which the Option is being exercised by Net Issue Exercise.

(iii)   *Other*. In any other form of legal consideration that may be acceptable to the Committee.

o   **Transferability.**

     o   *Incentive Stock Options.* An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution.

     o   (ii) *Non-qualified Stock Options*. *Unless otherwise provided in the applicable Option Agreement*, a Non-qualified Stock Option shall not be transferable except by will or by the laws of descent and distribution.

o   **Vesting.**

(i)   *Schedule. Unless otherwise provided in the applicable Option Agreement*, each Option shall vest (i.e. become exercisable) as to one-third of the total number of Option Shares subject to the Option one (1) year following the applicable Date of Grant, and the Option shall vest as to two-thirds (the remainder) of the Option Shares over the subsequent two (2) year period in eight (8) equal quarterly increments.

(ii)   *Cessation.* Vesting of all Options shall cease upon the Optionholder's termination of Continuous Service, regardless of the reason for termination, except as otherwise provided in §10, below.

o   **Early Termination.**

(i)   *Disability*. In the event an Optionholder's Continuous Service terminates as a result of the Optionholder's Disability, the Optionholder or his or her representative may exercise his or her Option (to the extent vested as of the date of termination), but only within such period of time ending on the earlier of (A) the date twelve (12) months following such termination, or (B) the expiration of the term of the Option as set forth in the Option Agreement. If and to the extent, after termination, the Optionholder does not exercise his or her Option within the time specified herein, the Option shall terminate.

(ii)   *Death*. In the event (A) an Optionholder's Continuous Service terminates as a result of the Optionholder's death, or (B) the Optionholder dies within three (3) months after the termination of the Optionholder's Continuous Service for a reason other than death, then the Option may be exercised (to the extent vested as of the date of termination) by the Optionholder's estate or by a person who acquired the right to exercise the Option by bequest

or inheritance, but only within the period ending on the earlier of (1) the date twelve (12) months following the date of termination, or (2) the expiration of the term of such Option as set forth in the Option Agreement. If and to the extent, after death, an Option is not exercised within the time specified herein, the Option shall terminate.

(iii)   *Other Termination of Continuous Service.* In the event an Optionholder's Continuous Service terminates (other than due to the Optionholder's death or Disability, and other than due to termination for Cause), the Optionholder may exercise his or her Option (to the extent vested as of the date of termination) but only within such period of time ending on the earlier of (A) the date three (3) months following the termination of the Optionholder's Continuous Service, or (B) the expiration of the term of the Option as set forth in the Option Agreement. If and to the extent that, after termination, an Optionholder does not exercise his or her Option within the time specified herein, the Option shall terminate.

(iv)   *Extension of Termination Date*. Notwithstanding the foregoing, if the exercise of an Option following termination of an Optionholder's Continuous Service is prohibited at any time when the Optionholder otherwise desires to exercise the Option, solely because an exemption from the registration requirements of the Securities Act and/or any applicable state securities law is not available, then the Option shall terminate on the earlier to occur of (A) three (3) months after the date on which such an exemption first becomes available, or (B) the expiration of the term of the Option as set forth in the Option Agreement.

(v)   *Termination for Cause.* In the event that an Optionholder's employment or other association with the Company is terminated by the Company for Cause, all Options held by such Optionholder (whether or not vested) shall thereupon immediately terminate.

o   **Early Exercise.** *If (and only if) explicitly permitted in the applicable Option Agreement*, the Optionholder may elect at any time before the Optionholder's Continuous Service terminates to exercise any or all of the unvested portion of the Option ("**Early Exercise**"). Any Option with respect to which Early Exercise is available, shall be subject to the following:

(i)   *Partial Exercise.* Partial exercise of a partially vested Option shall be deemed to cover first the vested portion of the Option and then the earliest vesting installment of the unvested portion of the Option.

(ii)   *$100,000 ISO Limitation.* If the Option is an Incentive Stock Option, then, to the extent that the aggregate Fair Market Value (determined at the time of grant) of stock with respect to which the Option plus all other Incentive Stock Options held by the Optionholder are exercisable for the first time during any calendar year (under all plans of the Company and its Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Non-qualified Stock Options.

(iii)   *Repurchase of Unvested Shares.* In the event that, following Early Exercise, the Optionholder's Continuous Service is interrupted prior to the date on which the Option would have been fully vested, an appropriate portion of the Option Shares acquired by Early Exercise shall be subject to repurchase by the Company, at the option of the Company exercisable at any time within sixty (60) days following the date of such

interruption, for cash in an amount equal to the exercise price thereof.

o   **Re-Load Options.** *If (and only if) explicitly permitted in the applicable Option Agreement*, in the event an Optionholder exercises an Option in whole or in part by pyramiding or by cashless exercise prior to expiration or earlier termination of the Option, the Optionholder shall be entitled to a further Option (a "**Re-Load Option**") upon exercise of the Option. Any such Re-Load Option shall be subject to the following:

(i)   *Number of Shares.* The number of Option Shares subject to a Re-Load Option shall equal (A) the number of shares surrendered as part or all of the exercise price of such Option, in the event of pyramiding, or (B) the number of Option Shares foregone, in the event of cashless exercise.

(ii)   *Expiration Date.* The expiration date of the Re-Load Option shall be the same as the expiration date of the Option the exercise of which gave rise to such Re-Load Option.

(iii)   *Exercise Price.* The exercise price for the Re-Load Option shall equal one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Re-Load Option on the date of exercise of the original Option.

(iv)   *Subject to Plan.* The Re-Load Option shall be subject to this Plan.

(v)   *Same Type of Option.* If the original Option was a Non-qualified Stock Option, the Re-Load Option also shall be a Non-qualified Stock Option. If the original Option was an Incentive Stock Option, the Re-Load Option also shall be an Incentive Stock Option; *provided, however*, that the designation of any Re-Load Option as an Incentive Stock Option shall be subject to the one hundred thousand dollar ($100,000) annual limitation on the exercisability of Incentive Stock Options described in §6(d)(ii) above and in §422(d) of the Code.

(vi)   *No Further Re-Loads.* There shall be no Re-Load Options on a Re-Load Option.

(vii)   *Limitations.* Any Re-Load Option shall be subject to the availability of sufficient shares under §4(a) and the "Section 162(m) Limitation" on the grants of Options under §5(c), above

o   **No Shareholder Rights.** No Optionholder shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any Option Shares subject to an Option unless and until such Participant has exercised and satisfied all requirements for exercise of the Option pursuant to its terms.

(i)   Stock Splits.

(i)   *Forward Stock Splits.* If at any time the number of shares of Common Stock outstanding shall be increased by a subdivision or split-up of shares of Common Stock, or by a stock dividend or recapitalization, then, effective upon the date of such increase, (A) the number of Option Shares to be delivered upon exercise of each outstanding Option shall be increased so that the Optionholder will be entitled to purchase

the number of shares of Common Stock that such Optionholder would have owned immediately following such action had his or her Option been exercised immediately prior thereto, and (B) the number of shares of Common Stock subject to the Share Reserve shall be increased proportionately.

(ii)   *Reverse Stock Splits.* If at any time the number of shares of Common Stock outstanding shall be decreased by a combination of shares of Common Stock, then, effective upon the date of date of such combination, (A) the number of Option Shares to be delivered upon exercise of each outstanding Option shall be decreased so that the Optionholder will be entitled to purchase the number of shares of Common Stock that such Optionholder would have owned immediately following such action had his or her Option been exercised immediately prior thereto, and (B) the number of shares of Common Stock subject to the Share Reserve shall be decreased proportionately.

(iii)   *Exercise Price Adjustment*. Whenever the number of Option Shares purchasable upon exercise of outstanding Options is adjusted pursuant to this §6(l), the exercise price payable upon exercise of each such Option shall be adjusted by multiplying the applicable exercise price in effect immediately prior to such adjustment by a fraction, of which the numerator shall be the number of Option Shares purchasable upon the exercise of the Option immediately prior to such adjustment, and of which the denominator shall be the number of Option Shares purchasable immediately thereafter.

o   **Liquidation.** In the event of a liquidation of the Company, then effective immediately prior to such event (i) all outstanding Options shall terminate, and (ii) all unvested Option Shares and unvested Bonus Shares shall be forfeited and revert to the Company.

(j)   Reorganization, Reclassification, Consolidation, Merger or Sale.

(i)   *Organic Changes.* Any reorganization, recapitalization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets or other transaction, in each case which is effected in such a manner that the holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) cash, securities and/or other property of the Company and/or of any third party with respect to or in exchange for Common Stock, is referred to herein as an "***Organic Change***". In connection with any Organic Change, absent an election by the Board permitted under §6(n)(ii) immediately below, (A) the Company shall make appropriate provision to ensure that each Optionholder shall thereafter have the right to acquire and receive, in lieu of or in addition to (as the case may be) the Option Shares immediately theretofore acquirable upon exercise of his or her Option, such cash, securities and/or other property as such Optionholder would have received in connection with such Organic Change if such Optionholder had been entitled to exercise and had exercised his or her Option immediately prior to such Organic Change, and (B) the vesting, early termination and other provisions of this Plan and the applicable Option Agreement shall continue thereafter with respect to the Option and such cash, securities and/or other property to the extent possible. The Company shall not effect any Organic Change unless prior to the consummation thereof, the successor entity (if other than the Company) resulting from consolidation or merger or the entity purchasing such assets assumes, by written instrument, the obligation to deliver to the Optionholder such cash, securities and/or

other Property as, in accordance with the foregoing provisions, the Optionholder may be entitled to acquire.

(ii) *Accelerated Vesting/Termination.* In connection with any Organic Change, notwithstanding the provisions of §6(n)(i) above, the Board may elect instead (A) to accelerate the vesting of all outstanding Options, and (B) to require all Optionholders to decide whether to exercise their Options in connection with (and contingent upon the consummation of) the Organic Change. Any Options not exercised following an election by the Board under this §6(n)(ii) shall terminate effective and contingent upon the consummation of the Organic Change.

(k) **Notice of ISO Disposition.** Each Optionholder acquiring Option Shares through exercise of an ISO shall notify the Company in writing within fifteen (15) days after the date of any disposition of any of such Option Shares that occurs (i) within two (2) years after the applicable Date of Grant, or (ii) within one (1) year after such Option Shares were acquired as a result of exercise of the ISO.

(l) **Exercise Procedure.** An Optionholder may exercise the vested portion of an Option (and the unvested portion of an Option if the applicable Option Agreement so permits) during its term by delivering a Notice of Exercise (in a form designated by the Company) together with the applicable exercise price to the Secretary of the Company, or to such other person as the Company may designate, during regular business hours, together with such additional documents as the Company may then require.

Provisions of Stock Bonuses.

(m) **General.** Each Stock Bonus shall be evidenced and governed by a Stock Award Agreement, in such form and containing such terms and conditions as the Committee shall deem appropriate. The terms and conditions of separate Stock Bonus awards need not be identical, but each Stock Bonus award shall incorporate by reference the provisions of this Plan.

o **Consideration.** A Stock Bonus shall be awarded in consideration for past services actually rendered to the Company or an Affiliate of the Company for its benefit.

o **Vesting Schedule.** *Unless otherwise provided in the applicable Stock Award Agreement*, Bonus Shares shall vest (i.e. become non-forfeitable) as follows: one-third of the total number of Bonus Shares shall vest one (1) year following the Date of Grant, and two-thirds (the remainder) of the Bonus Shares shall vest over the subsequent two (2) year period in eight (8) equal quarterly increments.

o **End of Continuous Service.** Effective upon the Participant's termination of Continuous Service, regardless of the reason for termination, except as otherwise provided in §9 below, (i) vesting of all Bonus Shares shall cease, and (ii) all unvested Bonus Shares shall be forfeited and revert to the Company.

Provisions of SARs.

(n) **General.** Each SAR shall be evidenced and governed by a SAR Award, in such form and containing such terms and conditions as the Committee shall deem appropriate. *Unless*

otherwise provided in the SAR Award, each SAR may be exercised, to the extent vested, in whole or in part, at any time and from time to time. The provisions of separate SAR Awards need not be identical, but each SAR Award shall incorporate by reference the provisions of this Plan.

o **Base Price.** *Unless otherwise provided in a SAR Award*, the base price of each SAR shall equal one hundred percent (100%) of the Fair Market Value of the Common Stock on the date the SAR is granted.

o **Transferability.** *Unless otherwise provided in the applicable SAR Award*, a SAR shall only be transferable during the lifetime of the Participant.

o **Vesting.**

(i) *Schedule. Unless otherwise provided in the applicable SAR Award*, each SAR shall vest (i.e. become exercisable) as to one-third of the total number of shares subject to the SAR one (1) year following the applicable Date of Grant, and the SAR shall vest as to two-thirds (the remainder) of such shares over the subsequent two (2) year period in eight (8) equal quarterly increments.

(ii) *Cessation.* Vesting of all SARs shall cease upon the Participant's termination of Continuous Service, regardless of the reason for termination, except as otherwise provided in §10, below.

o **Early Termination.**

(i) *Disability*. In the event a Participant's Continuous Service terminates as a result of his or her Disability, the Participant or his or her representative may exercise his or her SAR (to the extent vested as of the date of termination), but only within such period of time ending on the earlier of (A) the date twelve (12) months following such termination, or (B) the expiration of the term of the SAR as set forth in the SAR Award. If and to the extent, after termination, the Participant or his or her representative does not exercise his or her SAR within the time specified herein, the SAR shall terminate.

(ii) *Death*. In the event (A) a Participant's Continuous Service terminates as a result of the Participant's death, or (B) the Participant dies within three (3) months after the termination of the Participant's Continuous Service for a reason other than death, then the SAR may be exercised (to the extent vested as of the date of termination) by the Participant's estate or by a person who acquired the right to exercise the SAR by bequest or inheritance, but only within the period ending on the earlier of (1) the date twelve (12) months following the date of termination, or (2) the expiration of the term of such SAR as set forth in the SAR Award. If and to the extent, after death, a SAR is not exercised within the time specified herein, the SAR shall terminate.

(iii) *Other Termination of Continuous Service*. In the event a Participant's Continuous Service terminates (other than due to the Participant's death or Disability, and other than due to termination for Cause), the Participant may exercise his or her SARs (to the extent vested as of the date of termination) but only within such period of time ending on the earlier of (A) the date three (3) months following the termination of the Participant's Continuous Service, or (B) the expiration of the term of the SAR as set forth in the SAR

Award. If and to the extent that, after termination, a Participant does not exercise his or her SAR within the time specified herein, the SAR shall terminate.

(iv)   *Termination for Cause.* In the event that a Participant's employment or other association with the Company is terminated by the Company for Cause, all SARs held by such Participant (whether or not vested) shall thereupon immediately terminate.

(o)   Stock Splits. If at any time the number of shares of Common Stock outstanding shall be increased by a subdivision or split-up of shares of Common Stock, or by a stock dividend or recapitalization, or the number of shares of Common Stock outstanding shall be decreased by a combination of shares of Common Stock, then, effective upon the date of such increase, the number of shares and base price of each outstanding SAR shall be subject to appropriate adjustment.

o   **Liquidation.** In the event of a liquidation of the Company, then effective immediately prior to such event, all outstanding SARs shall terminate.

(p)   Reorganization, Reclassification, Consolidation, Merger or Sale. In connection with any Organic Change, (i) all outstanding unvested SARs shall vest, and (ii) absent exercise prior to consummation of the Organic Change (which exercise may be made contingent upon closing of the Organic Change), all outstanding SARs shall terminate effective upon the consummation of the Organic Change.

Provisions Applicable To All Stock Awards

(q)   Market Standoff. The Company (or a representative of its underwriters) may, in connection with a Public Registration, require that each Participant not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any shares of Common Stock or other securities of the Company held by the Participant for a period of time specified by the Company or its underwriter(s) following the effective date of the Public Registration. The Company or the underwriter(s) may require the Participants to execute and deliver such other agreements that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing, the Company may impose stop-transfer instructions with respect to the Common Stock until the end of such period.

o   **Claw-back.** This §9(b) shall apply in the event (and only in the event) that, during the term of a Participant's employment or other association with the Company or within nine (9) months thereafter, the Participant becomes employed by or otherwise affiliated with, directly or indirectly as an officer, director, employee, manager, general partner, trustee, consultant, contractor, or more than five percent (5%) owner of, any person or entity that competes with the Business of the Company anywhere in North America (a **"*Competitive Event*"**). Effective upon a Competitive Event, unless waived by the Company:

(i)   *Termination of Unexercised Rights.* All vested and unvested unexercised Options and SARs shall terminate.

(ii)   *Forfeiture of Unvested Shares.* All unvested Option Shares and unvested Bonus Shares shall be forfeited and revert to the Company.

(iii)   *Repurchase of Vested Shares.* The Company shall have the right, exercisable at any time within sixty (60) days following actual knowledge of the Competitive Event by the Committee, to repurchase any or all of the Participant's vested Option Shares and vested Bonus Shares for cash in an amount equal to the original purchase price thereof.

(r)   No Transfer of Unvested Rights. No Participant shall be entitled to sell, pledge or otherwise transfer, with or without consideration **("Transfer"),** any SARs, any unvested Option Shares, or any unvested Bonus Shares.

o   **Right of First Refusal.**

(i)   *General.* If any Participant shall at any time propose to Transfer any vested Option Shares or vested Bonus Shares ("*Offered Shares*"), other than to a spouse, a lineal descendant, or a trust all of the beneficiaries of which are the Participant's spouse and/or lineal descendants ("*Permitted Transferees*"), the Participant shall, prior to such Transfer, deliver to the Company an offer (the "*Offer*") to Transfer the Offered Shares to the Company or its assigns in accordance with this §8(d)(i). The Offer shall state the name of the proposed transferee and the terms (including the purchase price) of the proposed Transfer. The Offer shall remain open and irrevocable for a period of thirty (30) days from the delivery thereof to the Company (the "*Acceptance Period*"). The Company may accept the Offer and purchase all (but not less than all) of the Offered Shares by delivering to the Participant a notice in writing (the "*Acceptance Notice*") within the Acceptance Period. If the Company delivers an Acceptance Notice, the transfer of the Offered Shares to the Company shall be made on a business day, not less than ten (10) and not more than thirty (30) days after delivery of the Acceptance Notice, on the terms and conditions of the Offer. If the Company does not exercise within the Acceptance Period its right to purchase all of the Offered Shares, the Participant may Transfer all (and not less than all) of the Offered Shares on terms and conditions not less favorable to Participant than the terms and conditions of the Offer to (and only to) the proposed transferee within ninety (90) days after expiration of the Acceptance Period. If such Transfer is not made within such 90-day period, the restrictions provided for in this §8(d)(i) shall again become effective.

(ii)   *Termination of Right of First Refusal.* This §9(d) shall terminate and become void upon a Public Registration.

(s)   Continuing Agreements. As a condition to the effectiveness of any Transfer of Option Shares or Bonus Shares, the transferee shall be required to execute an acknowledgement that the provisions of this §9 shall survive the Transfer. Any Transfer in violation of this §9 shall be null and void. Each certificate evidencing Option Shares and Bonus Shares shall reflect a legend substantially as follows:

> THE SECURITIES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF THE ISSUER'S 2004 EQUITY INCENTIVE PLAN, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICES OF THE ISSUER. AMONG OTHER PROVISIONS, SUCH PLAN RESTRICTS TRANSFER OF THE COMMON STOCK EVIDENCED BY THIS CERTIFICATE.

Change of Control.

  o **Loss of Employment.** In connection with a Change of Control, with respect to each Participant who holds any unvested Stock Awards and who is an Employee of the Company immediately prior to such Change of Control (a "***Continuing Employee***"), in the event that (A) any surviving or acquiring entity assumes unvested Stock Awards outstanding under this Plan or substitutes similar stock awards pursuant to §6(n)(i) above, and (B) either (I) the Continuing Employee is not offered employment by the surviving or acquiring entity (which employment shall not result in any reduction in the Participant's salary or any material adverse change in the Participant's package of benefits in effect at the time of the Change of Control, taken as a whole), (II) such Continuing Employee is terminated by the surviving or acquiring entity without Cause within nine (9) months following the effective date of the Change of Control, or (III) such Continuing Employee voluntarily terminates his or her employment for Good Reason (as defined herein) within nine (9) months following the effective date of the Change of Control, then with respect to such unvested Stock Awards held by such Continuing Employee, the vesting of such Stock Awards shall be accelerated in full effective immediately prior to such termination. As used herein, "***Good Reason***" shall mean (I) a reduction in compensation; (II) a relocation of the principal worksite location to a location more than thirty (30) miles from the principal worksite immediately prior to the Change of Control; or (III) for an Officer, a material reduction in responsibilities, title or authority as in effect immediately prior to the Change of Control.

  (t) **Automatic Acceleration.** *The Committee shall have the authority (but not an obligation) to include as part of any Stock Award Agreement* a provision automatically vesting in full the Option or the Bonus Shares subject to the Stock Award, effective upon a Change of Control, regardless of whether the Participant is an Employee or whether the Participant's employment or other association with the Company terminates in connection with the Change of Control.

Tax Bonuses.

  In connection with any Stock Award, *if specifically so provided in the Stock Award Agreement*, the Company shall have the right (but no obligation) to pay or commit itself to pay to the Participant a cash bonus (a "***Tax Bonus***") in such amount as may be sufficient to allow the Participant pay his or her incremental federal and state income taxes arising as a consequence of (i) receipt of the Tax Bonus, and (ii) as applicable, receipt of a Stock Bonus, exercise of a Non-qualified Stock Option, or exercise of a SAR.

Covenants of the Participants.

  o **No Employment or other Service Rights.** Nothing in this Plan or any Stock Award Agreement (i) shall confer upon any Participant any right to continue to serve the Company or an Affiliate of the Company in the capacity in effect at the time the Stock Award was granted or in any other capacity, or (ii) shall affect the right of the Company or an Affiliate of the Company to terminate (I) the employment of an Employee with or without notice and with or without cause, subject to the terms of any employment agreement with such Employee, (II) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate of the Company, or (III) the service of a Director pursuant to the Bylaws of the Company (or its Affiliate) and any applicable provisions of the corporate law of the state in which the Company (or its Affiliate) is incorporated, as the case may be.

o   **Investment Assurances.**

(i)   By virtue of his or her acceptance of a Stock Award and execution of a Stock Award Agreement, each Participant automatically shall be deemed to have represented and warranted to the Company that:

(A)   The Stock Award is being acquired for the Participant's own account, for investment purposes only, not for the account of any other person and not with a view to distribution, assignment or resale to others. The Participant will not sell, hypothecate or otherwise transfer the Stock Award unless (I) the transfer is registered under the Securities Act, and registered or qualified for sale under applicable state securities laws, or (II) unless waived by the Company, the Company has received a written opinion of counsel (which opinion and counsel are satisfactory to the Company) that an exemption from the registration or qualification requirements of the Securities Act and such state laws is available.

(B)   The Participant understands that (I) the value of the Stock Award is speculative, and (II) there may be no public or other market for the Stock Award.

(ii)   By virtue of his or her exercise of an Option, each Optionholder automatically shall be deemed to have represented and warranted to the Company that:

(A)   The Option Shares purchased as a consequence of exercise of the Option are being acquired for the Optionholder's own account, for investment purposes only, not for the account of any other person and not with a view to distribution, assignment or resale to others. The Optionholder will not sell, hypothecate or otherwise transfer the Option Shares unless (I) the transfer is registered under the Securities Act, and registered or qualified for sale under applicable state securities laws, or (II) unless waived by the Company, the Company has received a written opinion of counsel (which opinion and counsel are satisfactory to the Company) that an exemption from the registration or qualification requirements of the Securities Act and such state laws is available.

(B)   The Optionholder is familiar with and understands the current and proposed business activities of the Company. The Optionholder has been given the opportunity to obtain additional information from the Company and to discuss the current and proposed business of the Company with representatives of the Company. The Company has made available to the Optionholder all documents and information that the Optionholder has requested relating to an investment in the Option Shares. With respect to tax and other economic considerations involved in the investment, the Optionholder is not relying on any advice or opinions from the Company or any person acting on its behalf. The Optionholder has carefully considered and has, to the extent the Optionholder believes appropriate, discussed with the Optionholder's legal, tax, accounting and financial advisors the suitability of an investment in the Option Shares for the Optionholder's particular tax and financial situation and has determined that the Option Shares which the Optionholder is purchasing are a suitable investment. The Optionholder (I) has adequate means for providing for the Optionholder's current financial needs and

personal contingencies; (II) has no need for liquidity in the investment; (III) can afford a complete loss of the funds invested in the Option Shares; (IV) does not have an overall commitment to investments which are not readily marketable that is disproportionate to the Optionholder's net worth, and (V) the Optionholder's investment in the Option Shares will not cause such overall commitment to become excessive.

(C)   The Optionholder understands that (I) an investment in the Option Shares is speculative in nature and involves a substantial degree of risk, including risk of losing of all or a portion of the Optionholder's investment, (II) the return of the Optionholder's investment, not just the return on the Optionholder's investment, is in doubt, (III) there may be no public or other market for the Option Shares, and no assurance can be given that any such market will ever develop, (IV) there can be no assurance that the Optionholder will be able to sell or dispose of the Option Shares, and (V) no assignment, sale, transfer, exchange or other disposition of the Option Shares can be made except in accordance with the provisions of this Plan. The Optionholder understands the risk factors related to his or her purchase of the Option Shares.

(iii)   The Company may require a Participant, as a condition of exercising an Option or a SAR, or acquiring Bonus Shares under any Stock Award, to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters, that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of acquiring Common Stock.

(iv)   By virtue of his or her acceptance of Bonus Shares, each such Participant automatically shall be deemed to have represented and warranted to the Company that:

(A)   The Bonus Shares are being acquired for such Participant's own account, for investment purposes only, not for the account of any other person and not with a view to distribution, assignment or resale to others. Such Participant will not sell, hypothecate or otherwise transfer the Bonus Shares unless (I) the transfer is registered under the Securities Act, and registered or qualified for sale under applicable state securities laws, or (II) unless waived by the Company, the Company has received a written opinion of counsel (which opinion and counsel are satisfactory to the Company) that an exemption from the registration or qualification requirements of the Securities Act and such state laws is available.

(B)   Such Participant is familiar with and understands the current and proposed business activities of the Company. Such Participant has been given the opportunity to obtain additional information from the Company and to discuss the current and proposed business of the Company with representatives of the Company. The Company has made available to such Participant all documents and information that such Participant has requested relating to an investment in the Bonus Shares. With respect to tax and other economic considerations involved in the investment, such Participant is not relying on any advice or opinions from the

Company or any person acting on its behalf. Such Participant has carefully considered and has, to the extent such Participant believes appropriate, discussed with such Participant's legal, tax, accounting and financial advisors the suitability of an investment in the Bonus Shares for such Participant's particular tax and financial situation and has determined that the Bonus Shares are a suitable investment. Such Participant (I) has adequate means for providing for such Participant's current financial needs and personal contingencies; (II) has no need for liquidity in the investment; (III) can afford a complete loss of the value of the Bonus Shares; (IV) does not have an overall commitment to investments which are not readily marketable that is disproportionate to such Participant's net worth, and (V) such Participant's investment in the Bonus Shares will not cause such overall commitment to become excessive.

(C)   Such Participant understands that (I) an investment in the Bonus Shares is speculative in nature and involves a substantial degree of risk, including risk of losing of all or a portion of such Participant's investment, (II) the return of such Participant's investment, not just the return on such Participant's investment, is in doubt, (III) there may be no public or other market for the Bonus Shares, and no assurance can be given that any such market will ever develop, (IV) there can be no assurance that such Participant will be able to sell or dispose of the Bonus Shares, and (V) no assignment, sale, transfer, exchange or other disposition of the Bonus Shares can be made except in accordance with the provisions of this Plan. Such Participant understands the risk factors related to an investment in the Bonus Shares.

(v)   The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if the issuance of Option Shares upon the exercise of an Option or acquisition of Bonus Shares under a Stock Award has been registered under a currently effective registration statement under the Securities Act. Absent such registration, each certificate evidencing Option Shares and Bonus Shares shall reflect a legend substantially to the following effect:

> THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR ANY STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED OR DISPOSED OF UNLESS THEY ARE REGISTERED UNDER THE 1933 ACT AND REGISTERED OR QUALIFIED FOR SALE UNDER APPLICABLE STATE SECURITIES LAWS OR, UNLESS WAIVED BY THE COMPANY, THE COMPANY HAS RECEIVED AN ACCEPTABLE OPINION OF COUNSEL THAT AN EXEMPTION FROM THE REGISTRATION OR QUALIFICATION REQUIREMENTS OF THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE.

o   **Withholding Obligations.** The Participant shall satisfy any federal, state or local tax withholding obligation relating to the exercise of an Option, the acquisition of Bonus Shares, the

lapse of any substantial risk of forfeiture, and/or the disposition of Common Stock acquired in connection with a Stock Award, in one or more of the following ways to be selected by the Company: (i) tendering a cash payment; (ii) authorizing the Company to withhold shares from the shares of Common Stock otherwise issuable to the Participant as a result of the exercise or acquisition of stock under the Stock Award; or (iii) delivering to the Company owned and unencumbered shares of Common Stock. No Option or SAR may be exercised, nor may any Bonus Shares be issued, unless the tax withholding obligations of the Company are satisfied.

Covenants of the Company.

o   **Availability of Shares.** During the terms of the Stock Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Stock Awards.

o   **Securities Law Compliance.** The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over this Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of Options; *provided, however*, that this undertaking shall not require the Company to register under the Securities Act, or qualify under any state securities laws, this Plan, any Stock Award or any stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under this Plan, the Company shall be relieved from any liability for failure to issue Stock Bonuses and sell stock upon exercise of Options, unless and until such authority is obtained.

Use of Proceeds from Stock.

Any proceeds from the sale of Common Stock pursuant to Stock Awards shall constitute general funds of the Company.

Amendment of this Plan.

o   **Amendment of Plan.** The Board at any time, and from time to time, may amend this Plan. However, except as provided in §6(m), no amendment shall be effective unless approved by the shareholders of the Company to the extent shareholder approval is necessary to satisfy the requirements of §422 of the Code, Rule 16b-3 or any Nasdaq or securities exchange listing requirements.

o   **Shareholder Approval.** The Board may, in its sole discretion, submit any other amendment to this Plan for shareholder approval, including, but not limited to, amendments to this Plan intended to satisfy the requirements of §162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Officers.

o   **Contemplated Amendments.** It is expressly contemplated that the Committee may amend this Plan in any respect the Committee deems necessary or advisable to provide Eligible Recipients with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to ISOs and/or to bring this Plan and/or ISOs granted hereunder into compliance therewith.

- **No Impairment of Rights.** Rights under any Stock Award granted before any amendment of this Plan shall not be impaired by such amendment unless (i) the Company requests the consent of the Participant, and (ii) the Participant consents in writing.

Termination or Suspension of Plan.

- **Plan Term.** The Committee may suspend or terminate this Plan at any time. Unless sooner terminated, this Plan shall terminate on the fifth (5th) anniversary of its adoption date first set forth above. No Stock Awards may be granted under this Plan while this Plan is suspended or after it is terminated.

- **No Impairment of Rights.** Suspension or termination of this Plan shall not impair any rights or affect any obligations under any Stock Award outstanding as of the date of the suspension or termination.

Miscellaneous.

- **Acceleration of Exercisability and Vesting.** The Committee shall have the power to accelerate the time at which an Option may first be exercised or the time at which Option Shares or Bonus Shares or any part thereof will vest, notwithstanding any provisions in this Plan or in the applicable Stock Award to the contrary.

- **(u) Interpretation; Governing Law.** All questions concerning the construction, validity and interpretation of this Plan (i) shall be decided conclusively by the Committee, without appeal, and (ii) shall be governed by the law of the State of Idaho, without regard to such state's conflict of laws rules.

- **Notices.** Any notices related to a Stock Award Agreement or this Plan shall be given in writing and shall be deemed effectively given upon actual receipt or, in the case of notices delivered by the Company to a Participant, five (5) days after deposit in the United States mail, postage prepaid, addressed to the Participant at his or her last address in the Company's records.


*   *   *   *
